Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED
DECEMBER 31, 2014

TABLE OF CONTENTS

CORE BUSINESS	2
Q4 2014 OPERATING HIGHLIGHTS	3
BACKGROUND	7
REVIEW OF OPERATING AND FINANCIAL RESULTS	18
TAXES	26
REVIEW OF FINANCIAL CONDITION	28
FINANCIAL RESTRUCTURING PLAN– CCAA PROCEEDINGS	32
LITIGATION AND CONTINGENCIES	35
RISKS AND UNCERTAINTIES	37
OUTSTANDING SHARE DATA	40
ANNUAL REVIEW	40
NON-IFRS PERFORMANCE MEASURES	41
CRITICAL ACCOUNTING ESTIMATES	45
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	45
GLOSSARY OF TERMS	46
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	47
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	47
CAUTIONARY NOTE TO U.S. INVESTORS	48
CORPORATE DIRECTORY	49

Jaguar Mining |1

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2014, and the annual audited consolidated financial statements and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB).  For further information on Jaguar Mining Inc., reference should be made to its public filings (including its most recently filed annual information form (“AIF”) which is available on SEDAR at www.sedar.com).  Information on risks associated with investing in the Company’s securities and technical and scientific information under National Instrument 43-101 concerning the Company’s material property, including information about mineral resources and reserves, are contained in the Company’s most recently filed AIF and technical reports.

All amounts included in this MD&A are in United States dollars (“$”), unless otherwise specified.  References to Cdn$ are to Canadian dollars and R$ are to Brazilian Reais.  This report is dated as at April 9, 2015.

Where we say “we”, “us”, “our”, the “Company” or “Jaguar”, we mean Jaguar Mining Inc. or Jaguar Mining Inc. and/or  one or more or all of its subsidiaries, as it may apply.

The following abbreviations are used to describe the periods under review throughout this MD&A:

Abbreviation	Period	Abbreviation	Period
FY 2014	January 1, 2014 – December 31, 2014	FY 2013	January 1, 2013 – December 31, 2013
Q1 2014	January 1, 2014 – March 31, 2014	Q1 2013	January 1, 2013 – March 31, 2013
Q2 2014	April 1, 2014 – June 30, 2014	Q2 2013	April 1, 2013 – June 30, 2013
Q3 2014	July 1, 2014 - September 30, 2014	Q3 2013	July 1, 2013 - September 30, 2013
Q4 2014	October 1, 2014 - December 31, 2014	Q4 2013	October 1, 2013 - December 31, 2013

CORE BUSINESS

Jaguar Mining Inc is engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil.  The Company holds mineral concessions comprising 23,777 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the State of Minas Gerais, where the Company’s current operating mines are located. In addition, Jaguar holds mineral concessions totaling 137,419 hectares in the State of Maranhão, where the Company’s Gurupi Project is located and 34,251 hectares in the State of Ceará, where the Company’s Pedra Branca Project is located. The Company may consider the acquisition, exploration, development and operation of other gold properties.

The Company currently produces gold at its Turmalina and Caeté operations, while the Company’s Paciência operation has been on care and maintenance since 2012.

Potential for an increase in gold production exists through further exploration and development of the Company’s existing brownfield land package around its existing mines and through the development of the Company’s Gurupi Project, with potential for an open-pit gold mining operation.

The Company is led by a proven executive management team with extensive gold operations and development experience in South America.

MD&A – Year ended December 31, 2014

Jaguar Mining |2

Trading of common shares

Jaguar is a public company with its common shares listed on the TSX Venture Exchange (the “TSX-V”).  The common shares of the Company were delisted from the TSX effective at the close of market on April 30, 2014. In connection with the implementation of its amended and restated plan of compromise and arrangement pursuant to the Companies’ Creditors Arrangement Act (Canada) (the “Plan”) on April 22, 2014, the common shares of Jaguar that existed immediately prior to the implementation of the Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares. The common shares of Jaguar commenced trading on the TSX-V on a post-consolidated basis and there are currently 111,111,038 common shares of the Company issued and outstanding. The new CUSIP and ISIN numbers of the Company’s common shares are 47009M400 and CA47009M4002, respectively (refer to the “Financial restructuring plan – CCAA proceedings” section of the MD&A).

Q4 2014 OPERATING HIGHLIGHTS

($ thousands, except where indicated)	For the three months ended December 31,		For the twelve months ended December 31,
	2014	2013	2014	2013
Financial Data
Revenue	$25,766	$28,461	$116,362	$134,140
Production costs	23,508	22,074	90,431	89,304
Gross margin (excluding depreciation)1	2,258	6,387	25,931	44,836
Net (loss) income	(90,530)	(166,472)	130,863	(249,307)
Per share (“EPS”)	(0.81)	(166.5)	1.69	(251.3)
EBITDA1	(80,053)	(132,090)	177,653	(162,221)
Adjusted EBITDA2	(5,318)	(1,797)	(6,399)	17,256
Sustaining capital expenditures1	5,156	4,175	21,369	22,557
Non-sustaining capital expenditures1	225	663	1,052	1,288
Total Capital Expenditures3	$5,381	$4,838	$22,421	$23,845
Operating Data
Average realized gold price ($ per ounce)1	$1,204	$1,265	$1,261	$1,414
Gold sold (ounces)	21,400	22,503	92,264	94,850
Gold produced (ounces)	22,456	21,956	92,057	95,595
Cash operating costs (per ounce produced)1	$894	$889	$940	$871
Cash operating costs (per ounce sold)1	$965	$981	$980	$942
All-in sustaining costs (per ounce sold)1	$1,343	$1,388	$1,378	$1,370
1 Average realized gold price, sustaining and non- sustaining capital expenditures, cash operating costs and all-in sustaining costs, EBITDA and Adjusted EBITDA are non-gaap financial performance measures with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

2 Adjusted EBITDA excludes non-cash items such as impairment and write downs. For more details refer to the Non-IFRS Performance Measures section of the MD&A.
3 These amounts are presented on accrual basis. Capital expenditures are included in our calculation of all-in sustaining costs.

MD&A – Year ended December 31, 2014

Jaguar Mining |3

Cash and Gold Bullion

($ thousands)	December 31, 2014	December 31, 2013
Cash and equivalents	$7,161	$9,015
Gold bullion	1,801	2,045
Total cash and gold bullion	$8,962	$11,060

Financial Highlights

•	Revenues during Q4 2014 and FY 2014 were $25.8 million and $116.4 million, respectively, compared with revenues of $28.5 million and $134.1 million, respectively, for the corresponding 2013 periods;
o	The average realized gold price per ounce during Q4 2014 and FY 2014 was $1,204 and $1,261 respectively, compared to $1,265 and $1,414, respectively, for the corresponding periods in 2013;
•	21,400 ounces of gold were sold during Q4 2014 and 92,264 ounces were sold during FY 2014, while 22,503 and 94,850 ounces of gold were sold during the corresponding 2013 periods;
o	Gold bullion of 1,615 ounces remained unsold at December 31, 2014 (1,698 ounces at December 31, 2013);
•	Adjusted EBITDA for Q4 2014 and FY 2014 was negative $5.3 million and negative $6.4 million, respectively;
•
On April 22, 2014, the Company concluded a series of actions (refer to the “Financial restructuring plan – CCAA proceedings” section of the MD&A), that (i) extinguished $268.5 million of outstanding indebtedness, (ii) obtained interest forgiveness of $10.5 million, (iii) extended the repayment terms of its senior secured debt facility, (iv) concluded a $50.0 million equity financing and (v) changed its executive management team;

o	During Q4 2014, the Company renegotiated the Vale note payable from $9.0 million to $3 million; the balance of the note is to be amortized over six years;
o	Total debt outstanding as at December 31, 2014 was $31.0 million compared to $322.0 million as at December 31, 2013;
•
During 2014, the Company initiated procedures to obtain approval and/or refund of R$29.1 million of Federal VAT input tax credits with respect to the years 2009 through 2011 for its Mineração Turmalina Ltda. ("MTL") operating subsidiary. Following an extensive audit process by the tax authorities, 81.6% of the input tax credits were approved for refund. 29.7% of the approved amount was applied as a credit to reduce other federal taxes payable for prior years, while R$16.7 million (approximately $6.0 million) was refunded in cash in February 2015;

•
In Q4 2014 the Company recorded  impairment charges of $88.9 million (Q4 2013: 98.7 million), mainly for the Caeté mining complex, due to high operational costs and continuing low gold price environment;

•	As at December 31, 2014, the Company had cash and bullion on hand of $9.0 million ($11.1 million as at December 31, 2013);
•
On February 27, 2015, the Company announced its intention to issue up to $20.0 million principal amount of Debentures on a non-brokered private placement basis (the “Offering”). The Offering is subject to receipt of all required regulatory approvals, including the approval of the TSX Venture Exchange.

Operational Highlights

•	22,457 ounces of gold were produced during Q4 2014 and 92,057 in FY 2014, compared to 21,956 in Q4 2013 and 95,595 FY 2013;
o
Gold production at Turmalina was 15% higher during Q4 2014 compared to Q4 2013 mainly attributable to improvement in the average recovery grade. This was partially offset by an 10% decrease in production at the Caeté Mine Complex due to lower grade and a marginal reduction in tonnes mined during Q4 2014 compared to Q4 2013, all as a consequence of a lack of investment in the mine in both exploration and maintenance;

•
The average recovery grade during Q4 2014 increased 2% to 3.02 grams per tonne compared to 2.96 grams per tonne in Q4 2013. However, for the year ended December 31 2014, the average recovery grade was 3.03 grams per tonne compared to 3.08 grams per tonne for FY 2013, representing a decrease of 2%.

MD&A – Year ended December 31, 2014

Jaguar Mining |4

•	Q4 2014 cash-operating-costs per ounce of gold produced were marginally higher at $894 compared to $889 during Q4 2013, an increase of $5 per ounce or 1%,
o
The cost increase was primarily due to higher preventive maintenance expenditures and local cost inflation but were largely offset by favorable foreign exchange movements as a result of devaluation of the Brazilian Real (average exchange rate: Q4 2014: R$2.54 per US$ Q4, 2013: R$2.27 per US$);

•	For the year ended December 31, 2014, cash-operating-costs per ounce of gold produced were $940, an increase of 7% or $69 per ounce, compared to $871 for the FY 2013;
o
The cost increase was primarily due to higher preventive maintenance expenditures and local cost inflation but were offset by favorable foreign exchange movements of $66 per ounce, as a result of the devaluation of the Brazilian Reais (average exchange rate: FY 2014: R$2.35 per US$; FY 2013: R$2.15 per US$)

•	Q4 2014 all-in sustaining costs per ounce sold (AISC) were $1,343 compared to $1,388 per ounce during Q4 2013, a decrease of 3% or $45 per ounce;
o
The decrease in AISC’s during the Q4 2014 as compared to Q4 2013 is due to a reduction in general and administrative expenditures, which was partially offset by $1.1 million of increased capital expenditures and a 5% reduction in total ounces sold;

•	For the year ended December 31, 2014, AISC’s per ounce of gold sold were $1,378, compared to $1,370 for the year ended December 31, 2013;
•
305,000 tonnes of material was mined during Q4 2014 compared to 339,000 tonnes during Q4 2013, representing a decrease of 10%. On a year-to-date basis, 1,224,000 tonnes were mined in 2014 compared to 1,348,000 for the year ended December 31, 2013, representing a decrease of 9%; these reductions were made to decrease dilution and eliminate unprofitable-ounce production.

•	For both the quarter and year ended December 31, 2014, the average gold recovery rate was 89% compared to 88% for the comparable 2013 periods;
•
In the fourth quarter of 2014, the Company disclosed drilling results; highlighting an intercept of 15.32 grams per tonnes over 19.0 meters, from resource expansion drilling at the Turmalina mine Ore Body A. The news release included reference to several high-grade intercepts identifying up to 100 meters down-dip of existing mine development (see Company’s press release dated October 9, 2014).

•
Effective April 1, 2014, Mr. Neil Hepworth left his role as Chief Operating Officer of Jaguar for personal reasons, while he will continue to be engaged by the Company in a consulting capacity for the next six months.

Independent Reserve/Resource Estimate - Turmalina Mine

The Company has published an independent National Instrument 43-101 compliant technical report for the Turmalina mine entitled “Technical Report on the Turmalina Mine, Minas Gerais State, Brazil”, which was filed on Sedar on April 7, 2015 (with an effective date of March 27, 2015), (the “Turmalina Technical Report”). The Turmalina Technical Report was prepared by Jason Cox, P. Eng. and Reno Pressacco, P. Geo, both from Roscoe Postle Associates Inc., each of whom is a “qualified person” as that term is defined in NI 43-101.
•
Proven and probable gold reserves at Turmalina increased by 51% to 217,000 ounces of gold (contained in 1,266,000 tonnes of ore), while the average proven and probable reserve grade increased by 75% to 5.33 g/t gold compared to 2013,

•	At Turmalina Orebodies A, B and C:
o	Measured and indicated gold resources increased by 53% or 120,000 ounces to 346,000 ounces (contained in2,182,000 tonnes of ore) of gold compared to 2013;
o	The average measured and indicated gold grade increased by 14% to 4.93 g/t gold compared to 2013;
•	Total Inferred gold resource ounces increased by 118%, while the average inferred gold grade increased by 113% compared to 2013;
•	The data cut-off date in the reserve and resource estimates is June 30, 2014; therefore all drilling since that time has not been incorporated into the December 31, 2014 estimates.

MD&A – Year ended December 31, 2014

Jaguar Mining |5

The 2015 exploration work program for Turmalina entails 25,000 metres of drilling targeting the conversion of existing resources to reserves and testing the down-dip extension of Orebody A in an effort to significantly increase resources and the life-of-mine.

2015 Guidance

•
The Company’s 2015 budget has been designed to maximize positive operational cash flows through improved grade control, and reductions in discretionary operational and general and administrative expenditures. Additionally, the aim is to invest cash back into the business, especially in the much needed areas of capital maintenance to improve equipment availabilities and expansion of the current resources through drilling.

•	The 2015 cost guidance is based on a long term exchange rate of Brazilian Reais vs. US dollar of R$ 2.5:1 US$.
•	Approximately 90% of the Company’s all-in sustaining costs are denominated in Brazilian Reais.

2015 Guidance
	2014	Low	High
Consolidated
Brazilian Reais vs US dollar foreign exchange rate	2.3	2.5	2.5
Gold production (ounces)	92,057	92,000	102,000
Milling grade (grams per tonne)	3.03	3.30	3.75
Tonnes Processed	1,038,000	925,000	1,025,000
Recovery rate	90%	89%	90%
Cash operating costs (per ounce produced)1	$940	$800	$900
All-in sustaining costs (per ounce sold)1	$1,378	$1,100	$1,200
Definition/delineation drilling	26,754	34,000	34,000
Turmalina
Gold production (ounces)	47,968	56,000	62,000
Milling grade (grams per tonne)	3.65	4.00	4.25
Tonnes Processed	442,000	475,000	525,000
Recovery rate	90%	90%	91%
Cash operating costs (per ounce produced)1	$737	$640	$700
All-in sustaining costs (per ounce sold)1	$1,072	$900	$1,000
Definition/delineation drilling	15,314	25,000	25,000
Caeté
Gold production (ounces)	44,089	36,000	40,000
Milling grade (grams per tonne)	2.56	2.40	2.90
Tonnes Processed	596,000	450,000	500,000
Recovery rate	88%	89%	90%
Cash operating costs (per ounce produced)1	$1,161	$1,075	$1,175
All-in sustaining costs (per ounce sold)1	$1,363	$1,200	$1,300
Definition/delineation drilling	11,440	9,000	9,000
1 Cash operating costs and all-in sustaining costs are non-gaap financial performance measures with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

MD&A – Year ended December 31, 2014

Jaguar Mining |6

BACKGROUND

Jaguar Mining Inc. is a gold producer focused on the operation and development of gold assets in Brazil. The Company has two operating units being Turmalina and Caeté. Jaguar also has one process facility and mine complex on care and maintenance (Paciência), along with an advanced development project, the Gurupi Project. The Company holds mineral rights for over approximately 197,000 hectares in aggregate for its current operational and development assets.

As a result of substantial capital investment, accumulated operating losses and accumulating unserviceable debt, the Company entered into a pre-negotiated Plan of Compromise with its bondholders, a $50.0 million back-stopped financing and a Support Agreement in late 2013. In conjunction with those agreements, the Company declared insolvency in December 2013 and on April 22, 2014, it emerged from insolvency with almost 83% of its prior debt eliminated, 9% restructured, a recapitalized balance sheet and a new executive team (refer to the section on Financial restructuring plan – CCAA proceedings).

The new executive team, Mr. George Bee, CEO and Mr. Derrick Weyrauch, CFO, joined Jaguar’s board of directors in June 2013 to assist with the restructuring and turnaround of the Company. Mr. Weyrauch was the Chairman of the Company’s Special Committees for Restructuring & Recapitalization and Legacy Issues.

The new executive team initially focused on gaining a deep understanding of the strengths, weaknesses and opportunities of the business, followed by defining measures that with proper execution could turn around and optimize the Company’s operations.

Management believes there is excellent potential to decrease the operating cost profile of Jaguar in a reasonable timeframe; however, success is dependent on the prudent deployment of catch-up capital spending to advance drilling and development ahead of operations – a process that, with adequate financing, could take approximately twelve months to complete. Management’s belief is supported by confidence in the geological endowment of the Company’s existing land positions surrounding its current mining operations.

The Company aims to leave behind a past where, since its inception up to 2012, over $672 million of funding was raised, approximately $560 million was spent on property, plant and equipment and mineral rights, over 210,000 hectares of landwas accumulated, while accumulated operating losses amounted to over $150 million.

To change the fortunes of the Company, management’s focus is on optimizing existing mining operations, by focusing on increasing the average ore grade mined and mining profitable ore rather than pushing the operations teams to fill underutilized processing capacity that was built in prior years.  Over time and through expedient exploration and planning of its under explored brownfield assets, management will focus on increasing the production profile in a prudent manner so that it can amortize fixed costs over a larger production base and thereby reduce costs on a per ounce basis.

MD&A – Year ended December 31, 2014

Jaguar Mining |7

2015 Cost Savings Initiatives

Turmalina

The following cost savings initiatives have been substantially implemented:

1.
Reduced primary development CAPEX by decreasing the primary cross-cut length to Orebody A by approximately 70 meters per level. There are 4 sublevels per mine level, therefore total savings of approximately 280 meters at approximately $2,500 per meter is planned for total savings of approximately $700,000 per mine level - Status – implemented

2.	Curtailment of primary development CAPEX from Orebody A to non-profitable areas of Orebody B – approximately 80 meters per level, for a total savings of approximately $800,000 - Status – implemented
3.	Elimination of secondary development expenses in non-profitable areas of Orebody B (low-grade resource); total estimated savings approximately $2 million per year - Status – implemented
4.	Reduction of low-grade Orebody B ore feed to process plant – approximate savings $320,000 - Status – implemented
5.	Suspension of greenfield exploration spending - Status – implemented

Caete Complex

The following initiatives have been implemented at the Caeté Complex, which includes the Pilar and Roca Grande mines:

1.
Elimination of all primary development and secondary development expenditures, until a compelling reason can be found through exploration, to restart development. In 2014, these costs amounted to $6.4 million.

•	To date in Q1, 2015, 95 people have been laid off, while 11 employees were transferred to Turmalina.
•	The cost of severance is budgeted to have a 2.5 month payback.
2.	Elimination of all CAPEX that is not required to ‘stay in business’ in the near-term.
3.	Suspension of certain costly greenfield exploration programs until compelling targets are defined.

Brazilian Corporate Overhead Costs and Others

The following cost savings initiatives have either been implemented or are process:

1.	The Belo Horizonte corporate office has approximately 50% more floor space than is required and has been listed for sublease.
2.	6 senior staff positions have been eliminated and represent in excess of $1 million in annualized savings.
3.	An intercompany cost sharing agreement has been implemented between our two operating subsidiaries to allow for a reduction in current tax expenses.
4.	A 33% reduction in our group light vehicle fleet is being implemented which will reduce both leasing costs and vehicle maintenance costs – total estimated annual savings of approximately $2 million.
5.
The purchasing and procurement department has tendered the supply of numerous consumables and spare parts supplies and has realized reduced pricing through the implementation of various frame agreements.

Corporate Overhead Costs

The Company maintains a lean environment which includes 6 full-time employees including the CEO, CFO and General Counsel plus one part-time contractor. To reduce the cost of third party service providers, the Company retained in-house General Counsel during Q4 2014 and a VP Controller during Q3 2014. The Company has no plans to increase corporate staffing and has substantially eliminated all investor relations marketing efforts given the current state of the equity markets.

MD&A – Year ended December 31, 2014

Jaguar Mining |8

Reserves and Resources as at December 31, 2014

Mineral resources as at December 31, 2014 are presented in Table 1. Proven and probable mineral reserves as at December 31, 2014 are presented in Table 2. The mineral resources are inclusive of the mineral reserves. The basis for the resources and reserves is consistent with the Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure for Mineral Projects (“NI 43-101”) regulations.

MD&A – Year ended December 31, 2014

Jaguar Mining |9

Table 1 - Summary of Mineral Resources December 31, 2014
	Measured		Indicated		Measured & Indicated		Inferred		Gold ounces '(000's)
	Tonnes (000's)	g/t	Tonnes (000's)	g/t	Tonnes (000's)	g/t	Tonnes (000's)	g/t	Measured & Indicated	Inferred
Southern Brazil
Caeté Project
Pilar	893	5.97	925	5.32	1,817	5.64	1,011	5.65	329	184
Roça Grande	3,708	3.02	4,713	3.83	8,421	3.47	2,335	3.90	940	293
Other5	529	5.48	530	5.83	1,059	5.66	330	6.04	193	64
Other6	190	7.19	887	4.05	1,077	4.60	673	4.26	159	92
Total Caeté	5,319	3.91	7,055	4.20	12,374	4.08	4,349	4.52	1,621	632
Turmalina
Faina	72	7.39	189	6.66	261	6.87	1,542	7.26	58	360
Pontal	251	5.00	159	4.28	410	4.72	130	5.03	62	21
Ore Body A	412	6.93	491	8.35	904	7.70	389	11.38	224	142
Ore Body B	514	3.11	67	3.12	581	3.11	16	2.83	58	1
Ore Body C	40	2.48	657	2.88	697	2.86	1,191	3.88	64	148
Total Turmalina	1,289	4.92	1,563	5.21	2,853	5.08	3,268	6.40	466	673
Total Southern Brazil	6,608	4.1	8,618	4.4	15,227	4.3	7,617	5.3	2,087	1,305
Northern Brazil
Gurupi
Cipoeiro	25,734	0.78	58,494	0.87	84,229	0.84	7,041	0.67	2,273	152
Chega Tudo	20,923	0.66	37,484	0.67	58,408	0.66	678	0.62	1,246	13
Total Northern Brazil	46,657	0.7	95,979	0.8	142,636	0.8	7,719	0.7	3,519	165
TOTAL IN SITU RESOURCES	53,266	1.14	104,597	1.09	157,863	1.10	15,337	2.98	5,606	1,470
Notes to Table 1:
1. CIM definitions are followed for Mineral Resources. Mineral Resources are inclusive of Mineral Reserves and are stated as at December 31, 2014.
2. Mineral Resources for Turmalina were estimated at a break‐even cut‐off grade of 2.5 g/t Au (Turmalina), 3.8 g/t Au (Faina) and 2.9 g/t Au (Pontal). Turmalina Resources were revised in 2014 by Roscoe Postle Associates Inc. (“RPA”). These numbers are based on the Turmalina Technical Report filed on SEDAR (www.sedar.com) on April 07, 2015.
3. Mineral Resources for Roça Grande: RG1 and RG7 consider residual block model discounting the ore mined out in 2014. RG2, RG3 and RG6 remain as per TechnoMine NI 43‐101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 23, 2004 discounting for the mined out ore until December 31, 2013. Mineral Resources were estimated at a break‐even cut‐off grade of 2.00 g/t for Roça Grande.
4.Mineral Resources for Pilar consider residual block model discounting the oremined out in 2014.Mineral Resources were estimated at a break‐even cut‐off grade of 2.5 g/t for Pilar.
5. Other(*) ‐ include Juca Vieira / Catita / Morro do Adão Resources based on TechnoMine NI 43‐101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 23, 2004.;
6. Other(**) ‐ include Boa Vista / Fernandes / Camará II / Camará I / Serra Paraíso Resources based on TechnoMine NI 43‐101 compliant Technical Report entitled “Multi‐Target Resource Estimate Paciência and Caeté Mining Complex Areas” filed on SEDAR on June 21, 2011, discounting the mined out ore until December 31, 2013.
7. Gurupi Resources approved by Leah Mach (SRK), as Qualified Person, as disclosed on July 30, 2012.
8. Mineral Resources are estimated using an average long‐term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar
9. Mineral Resources are estimated using an average long‐term gold price of US$1,400 per ounce.
10. Gold grades are estimated by the Inverse Distance, Cubed interpolation algorithm using capped composite samples.
11. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
12. Numbers may not add due to rounding.
13. Paciência Mineral Resources are not included in the Mineral Resources.

MD&A – Year ended December 31, 2014

Jaguar Mining |10

Table 2 - Summary of Diluted Mineral Reserves in December 31, 2014
	Proven		Probable		Proven & Probable Gold
	Tonnes (000's)	g/t	Tonnes (000's)	g/t	Tonnes (000's)	g/t	Ounces
Southern Brazil
Caeté Project
Pilar	259	2.84	229	2.54	488	2.70	42
Roça Grande	80	1.92	37	1.90	117	1.91	7
Total Caeté	339	2.62	266	2.45	606	2.55	50
Turmalina
Ore Body A	333	5.00	566	6.96	899	6.23	180
Ore Body B	0	0.00	0	0.00	0	0.00	0
Ore Body C	0	0.00	367	3.14	367	3.14	37
Total Turmalina	333	5.00	933	5.46	1,266	5.33	217
Total Southern Brazil	672	3.80	1,199	4.79	1,871	4.43	267
Northern Brazil
Gurupi Project
Cipoeiro	-	-	45,044	1.20	45,044	1.20	1,735
Chega Tudo	-	-	18,713	0.99	18,713	0.99	593
Total Northern Brazil	-	-	63,757	1.14	63,757	1.14	2,328
TOTAL RESERVES	672	3.80	64,956	1.20	65,628	1.23	2,595
Notes to Table 2:
1. CIM definitions are followed for Mineral Reserves
2. Turmalina Mineral Reserves estimation was revised in 2014 by Roscoe Postle Associates Inc. (“RPA”). These numbers are based on the Turmalina Technical Report filed on SEDAR (www.sedar.com) on April 07, 2015. Mineral Reserves for Turmalina estimated at a break‐even cut‐off grade of 2.9 g/t Au. Some stopes were included using an incremental cut‐off grade of 1.5 g/t Au. For Mineral Reserves for Tumalina, a minimum mining width of 3 metres was used. Bulk density of 2.70 t/m3.
3. Roça Grande: RG1 and RG7 Mineral Reserves estimation was revised based on conservative assumptions and current Life of Mine Plan. Mineral Reserves estimation considered 15% unplanned dilution based on historical dilution data. RG2, RG3 and RG6 are not included in this Reserves estimation.
4. Pilar Mineral Reserves estimation was revised considering more conservative assumptions and current Life of Mine Plan. Mineral Reserves estimation considered 20% unplanned dilution as historical data. Ore body SW was not included in the estimation.
5. Gurupi Mineral Reserves based on Technomine Feasibility Study Technical Report filed on SEDAR in March, 2011.
6. Mineral Reserves are estimated using an average long‐term gold price of US$1,200 per ounce.
7. Mineral Reserves are estimated using an average long‐term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar
8. Numbers may not add due to rounding.
9. Paciência is not included in Mineral Reserves.

Jaguar Mining |11

Qualified Persons

Unless otherwise indicated, the responsible qualified persons, within the meaning of NI 43-101, who have reviewed and approved the scientific and technical information contained in this MD&A are (i) in respect of the estimated Mineral Reserves and the Life of Mine Plan (LOMP) for Turmalina mine, Jason Cox, P.Eng., of Roscoe Postle Associates Inc. ("RPA"); (ii) in respect of the estimated Mineral Resources for Turmalina mine, Reno Pressacco, P.Geo., of RPA; ; (iii) in respect of the  Caeté Mining Complex, Marcos Dias Alvim, P. Eng, , and (iv) in respect of the  Gurupi Project, (a) information up to January 31, 2011 is derived from the technical report titled “Gurupi Gold Project Cipoeiro e Chega Tudo Properties Feasibility Study”, filed on Sedar on January 31, 2011 (with an effective date of January 31, 2011), (the “Gurupi Feasibility Study”). The Gurupi Feasibility Study was prepared by Ivan C. Machado, MSc. P.E., P. Eng. of TechnoMine; (b) information on updated Measured and Indicated Resources dated July 30, 2012 for the Gurupi Project has been prepared by or under the supervision of Leah Mach; and (c) Mr. Walter Miola has approved the reconciliation of Mineral Reserves and Mineral Resources.

MD&A – Year ended December 31, 2014

Jaguar Mining |12

The Turmalina Complex

Turmalina is the Company’s flagship operation, that produced approximately 48,000 ounces of gold in 2014 from an underground mine and process facility. Ideally, the mine would have extensive development and drilling ahead of current operations to give clear visibility for future mining. The past financial constraints; however, only allowed limited visibility of ore zones ahead of current mining.

In a news release dated October 9, 2014, the Company disclosed exploration results, which were focused on the continuity of the Turmalina Ore Body A beyond current mine workings. The drill results show strong mineralization stretching some 100-meters down dip beyond the last development level, above which stopes are being prepared for mining in 2015. The intercepts reported, including 19 meters of 15.32 grams per tonne indicates higher grade than the current mill head grades of approximately 3.68 grams per tonne. True widths have not yet been determined.

The current focus is on ore grade control, minimizing dilution and leaving behind non-profitable or marginal material. In previous years there has been an emphasis to maximize ore tonnage, at the detriment of grade. This current focus on grade control, coupled with a number of mining and process initiatives is intended to drive down per ounce cash operating costs and improve overall operating performance.

Initiatives include decreasing the length of development needed from the primary ramp to access the ore, postponing the mining of low grade narrow ore bodies and more complete extraction of high-grade ore by the strategic placement of pillars and/or paste back-fill. With an increased focus on grade, Turmalina Ore body A is of greater importance and a faster pace of mining is being planned, which drives the necessity to invest in advanced development and exploration drilling. Only through this investment, which we hope to execute in the next nine to twelve-months, will the Company get clear visibility, allowing reserves to be developed, increased and incorporated into a longer life of mine (LOM) plan. Initially Jaguar’s target is a minimum 5-year mine plan for Turmalina.

In late 2014 and early 2015 Jaguar started recruiting additional crews to allow primary development to advance at a rate commensurate with the additional planned 2016 production from Orebody A. This has involved a review of employment conditions to ensure that we recruit high quality operators as well as transfer incumbent employees from the other operations where appropriate. In addition, there is renewed focus on an access ramp that cuts 1.5 km off the ore haul distance from Orebody C to surface as well as removing congestion from the main access ramp.

In the first quarter of 2015, the first primary stopes with footwall drive access will be mined on the lower sublevel of Level 8. Approximately 56,000 to 62,000 ounces are planned to be recovered from Turmalina in 2015 compared to 48,000 ounces in 2014. In late 2014, management conducted a review of maintenance practices in the operations of the Jaguar group, which resulted in an action plan identifying over 90 items – many of which are common to all three operations of the Company. Most of the items are being dealt with by on-site staff, accompanied by support from external resources for training. This training is budgeted to start in the second quarter of 2015.

Turmalina has a 3,000 tonnes per day (“tpd”) CIP process facility with three lines of grinding mills, only one of which is operated to cater to current production volumes of 1,200 tpd. Studies are underway to both optimize the operation of the mill with the objective of enhancing gold recovery, which currently averages approximately 89%. Other studies seek to find opportunities to fill the unused capacity via brownfield exploration and remnant mining.

Turmalina Reserves/Resources
In April 2015, the Company filed the Turmalina Technical Report with updated resource and reserve estimates for its wholly owned Turmalina Mine Complex. The resource and reserve update in regards to the Turmalina Mine Complex is included on the Mineral Resources Table 1 as at December 31, 2014, and the Proven and Probable Mineral Reserves as at December 31, 2014 are presented in Table 2 above under title Reserves and Resources as at December 31, 2014.

MD&A – Year ended December 31, 2014

Jaguar Mining |13

The reserve includes a 51% increase in total reserves to 217,000 ounces (1,266,000 tonnes at an average grade of 5.33 grams per tonne).  The 51% increase in reserves from the previous year’s estimate of 144,000 ounces (1,471,800 tonnes at an average grade of 3.05 grams per tonne) exceeded the Company’s target of replacing reserves mined in 2014.

Reserves at Turmalina, Ore Body A grew by 117% to 180,000 ounces (899,000 tonnes at an average grade of 6.23 grams per tonne) from the previous estimate of 83,000 ounces (463,800 tonnes at an average grade of 5.58 grams per tonne) and significantly, the average reserve grade of the orebody increased by 12% to 6.23 grams per tonne.

The geological drilling database cut-off date used to prepare the estimates is June 30, 2014 and therefore the database excludes drilling results obtained after June 30, 2014, while including depletion from mine activity through December 31, 2014.

The following table summarizes the change in mineral resources from December 31, 2013 to December 31, 2014:

Change in Mineral Resources
Measured & Indicated Au Ounces (000)				Inferred Au Ounces (000)
As at December 31	2014	2013	Change (%)	2014	2013	Change (%)
Ore Body A	224	146	53%	143	31	361%
Ore Body B	58	22	164%	1	41	(98%)
Ore Body C	64	58	10%	148	88	68%
A, B, C Total	346	226	53%	292	160	83%
Faina	58	440	(87%)	360	137	163%
Pontal	62	112	(45%)	21	13	62%
Total - M&I	466	778	(40%)	673	310	117%

The Caeté Complex

The Caeté complex includes two underground mines, the Roça Grande mine (“RG”) and Pilar mine, in addition to the Caeté processing plant.  The Pilar mine is located approximately 50 kilometers by road from the Caeté plant.

Ore from the Pilar mine is hauled to the Caeté plant. At current mining grades, transportation costs account for approximately $250 per ounce. This is a significant cost and sustainable improvement in grades mined is required in order to make Pilar economically viable at current gold prices. Pilar currently accounts for approximately 75% of the ore processed at the Caeté plant. The past financial position of the Company resulted in a lack of exploration ahead of operations. This situation will continue to result in lower than desired ore grade and higher production costs, until exploration reveals better grade areas ahead of mining and these areas are developed. The geological setting at Pilar is believed to be excellent and the mine is only a few kilometers from Anglo Ashanti’s São Bento mine that produced over 36 tonnes of gold between 1987 and 1999. The focus at Pilar is to explore down dip beyond the current working levels and to prove up the postulated gold zones seen on newly interpreted grade maps. While exploration is taking place, the remaining lower grade developed ore is planned to be mined, high-grade remnants taken, and other brownfield exploration conducted. Near mine exploration will focus on an unexplored magnetic anomaly some two hundred meters from existing workings that shows a magnetic signature similar to that of São Bento and Pilar mines.

The Pilar underground mine accounts for 1,000 tonnes per day, or two-thirds of the Caeté complex production tonnage and the RG accounts for the remainder of 500 tonnes per day from the underground at the RG-1 deposit. The RG mining activity has historically focused on surface exposures of gold deposits, mostly in the RG 2, 3, 6 and 7 outcrops. These outcrops, mined using open-pit mining techniques have had limited exploration, focusing solely on down-dip projection of gold mineralization. RG 2, 3 and 6 all sit in the hanging wall of the banded iron formation that runs through the area and is associated with gold mineral deposition. RG-1, however, sits on the footwall side of the iron formation and is the only deposit identified on this side of the iron formation and currently hosts all RG production. Potential exists for continuity of gold deposition along both the hanging and footwall in the RG area. The lack of exploration undertaken to date creates opportunity to add resources and reserves through continued exploration.

MD&A – Year ended December 31, 2014

Jaguar Mining |14

Production from RG-1 ore body, closer to the Caeté plant, can be mined at lower grade economically when compared to Pilar, due to Pilar’s higher ore transportation costs. Still un-mined is the RG-2 higher-grade underground ore that sits partially developed. Near-mine exploration is planned to focus on better grade areas observed through the newly interpreted geology maps.

The Caeté plant gold recovery is approximately 89% utilizing gravity, flotation and Carbon-In-Leach (CIL) treatment of flotation concentrate. Optimization of the plant offers opportunities for both increased gold extraction and reduced unit processing costs. Avenues are being explored to better use the currently underutilized processing facility. The plant is in good condition and there is sufficient space in the tailings pond for the detoxified flotation concentrate tailings for the medium term.

Development at Pilar was suspended towards the end of 2014 until a compelling reason can be found through exploration, to restart development. Capital expenditure on equipment relates mainly to catch up capital repairs and rebuilds, which were deferred in the early part of the year 2014, mostly due to the financial condition of the Company. The Company also suspended the Greenfield exploration spending.  During the fourth quarter of 2014, the Company recorded an impairment charge in relation to the Caeté mining complex bringing down the net book value of its property plant and equipment to zero.

The Paciência Complex

The 1,600 tonnes per day Paciência plant along with a workshop and office complex remain on care and maintenance. The well-built facilities remain functional. However, it is clear that, based on the defined resources, the underground mine cannot support a start-up of the facility at this time. To restart operations, exploration and development of the mines and mineral deposits that surround the facility, the Company would need to identify sufficient feed for a sustained operation. Delineated reserves available for mining exist but these reserves will not sustain an economic plant start-up.

Paciência has not been a focus of attention for management during 2014. Ultimately, the Company may startup, redeploy, sell, joint-venture or otherwise monetize the Paciência processing facility.

In August 2014, the Company announced results from sampling at the nearby Palmital iron deposit. The Company’s desire was to put the iron ore deposit into production as soon as possible, in order to generate incremental operating margins to help defray the cost of retaining Paciência on care and maintenance. The iron ore deposit, mined under an exploration permit due to the limited size of the asset, should require minimal capital investment and would be operated using contracted personnel and equipment. The free-dig mining, crushing, screening, shipping and reclamation should not be a distraction from Jaguar’s main mandate of turning around the existing gold mining operations. However, permitting delays and the recent decline in the iron ore prices have reinforced management’s belief that this project is not near term in nature.

Gurupi Development Opportunity

The Gurupi Project, wholly owned by the Company through its Brazilian subsidiary MCT Mineração LTDA (“MCT”), is located in the State of Maranhão, Brazil, and comprises a total area of 138,548 hectares made of 44 mineral claims, of which 12 new targets have recently been added and for such reason have not yet been included in the Company's mineral resource estimates or feasibility studies related to the Gurupi Project to date. The Company anticipates that these additional targets have the potential to further increase mineral resources at Gurupi.

MD&A – Year ended December 31, 2014

Jaguar Mining |15

During Q4 2014 Jaguar has continued interactions with all stakeholders at Gurupi (Federal, State and Municipal government agencies, local communities, garimpeiros (artisanal miners working in the region), and local civic & business groups). The intent of these interactions is to focus on the reinstatement of the necessary licenses for the development of the project.

The Company is actively performing low cost investigations and studies including metallurgical test work and mine planning work to evaluate all options focusing on development alternatives that might lower the projected capital expenditure and diminishing the time of development of the Gurupi Project.

In 2015, management completed an internal conceptual study for the development of Gurupi project.  This study suggests that a small milling operation of approximately 2,500-3,000 tpd plus a conventional heap leach for low grade material may be a more feasible development alternative, compared to the 15,000 tpd whole ore milling plan, as envisioned in the 2011 feasibility study by Technomine. Additional work is planned in order to finalize management’s views.

Greenfield Exploration

Jaguar acquired over 210,000 hectares of mineral rights in its history and currently holds approximately 197,000 hectares. New mining legislation in Brazil has been tabled and the outcome of any mining law reform is, as of yet, unknown. The Company intends to assess its holdings in due course, to establish the disposition plan of the assets in the context of any change to holding cost, which are currently minimal.

The most interesting greenfield asset within the exploration portfolio appears to be the Pedra Branca target where good grade surface expressions were identified by mapping and channel samples and have led to some 8,000 meters of exploration drilling to date. Again, due to prior financial constraints this prospect has remained dormant and now offers opportunity for further exploration should funds be available.

Market and Industry Trends

Gold price

•
The market price of gold is the primary driver of our profitability and our ability to generate free cash flow for our shareholders. The price of gold is subject to volatile movements over short periods of time and is affected by numerous industry and macroeconomic factors. During the FY 2014, the gold price movement ranged from $1,131 per ounce to $1,392 per ounce. The average market price for the FY 2014 of $1,266 per ounce represented a decrease of 10% as compared to 2013.

•
The decline in the price of gold in 2014 primarily occurred as a result of a strengthening US dollar in the second half of the year 2014, which was due to increasing economic strength in the United States versus concerns over weakening economic performance in Europe and China, as well as the reduction of the monetary easing provided by the US Federal Reserve.

Foreign exchange

•
The results of our operations are affected by the foreign currency movements of the Brazilian Reais versus the US dollar. Approximately 90% of our expenditures in Brazil are denominated in Brazilian Reais and therefore the cash flows are highly sensitive to any movements in Brazilian Reais as compared to the US dollar.

•
During the second half of 2014 and continuing into the beginning of 2015, the US dollar has significantly strengthened against a basket of global currencies as well as against Brazilian Reais. The US dollar strength has mainly occurred due to a reduction in monetary stimulus measures by the US Federal Reserve and the continued European debt crisis. During the FY 2014, the Brazilian Reais traded in the range of R$2.19 to R$2.69 against the US dollar, with a further sharp decline in the Brazilian Reais, which reached R$3.3 per US dollar in the first quarter of 2015.

•	The overall movements in foreign exchange rate has beneficial impacts on Jaguar’s profitability:

MD&A – Year ended December 31, 2014

Jaguar Mining |16

o
Approximately 90% of the Company’s operating cash outflows are denominated in Reais and therefore its devaluation as compared to the US dollar results in a reduction in the Company’s operating cash costs. However in the longer run, the benefit of the devalued Reais is expected to be partially offset by local inflationary pressures in Brazil.

Capital Markets

•
Mining companies, especially in the junior mining sector are facing ongoing challenges in attracting investors and accessing capital markets for financing. Access to any sources of funding (equity or debt) is coming at a higher cost or on onerous terms and conditions. Other factors affecting the resource sector include general risk aversion on the part of investors and purchasers of assets, stagnant economies, and volatile capital markets around the globe, the high risk nature of exploration and development, and a rising number of labour disputes in the mining sector.

•
The Company recently announced its intent to complete a non-brokered private placement of convertible notes for US $20.0 million.  However due to the above mentioned challenges, there is no guarantee that the Company will be able to close the private placement as proposed.

Strategic Review Process

•
Jaguar announced in its press release dated February 27, 2015 that its board of directors (the "Board") has formed a special committee ("Special Committee") to initiate a strategic review process to explore alternatives for the enhancement of shareholder value. The review will consider various alternatives for the Company, including: merger opportunities, the potential sale of the Company's assets, potential partnership or joint venture agreements and any other options with the objective of maximizing value for the Company's shareholders.

•
There can be no assurance that the Company's efforts will be successful or that this process will result in any transaction. The Company's also announced that the ongoing development and production activities at its operations in Brazil will be unaffected by this strategic review process.

MD&A – Year ended December 31, 2014

Jaguar Mining |17

REVIEW OF OPERATING AND FINANCIAL RESULTS

Selected Quarterly Financial Information1
	Three months ended
($ thousands, except where indicated)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Revenues	$25,766	$29,015	$30,481	$31,100	$28,461	$32,082	$32,427	$41,170
Production costs	(23,508)	(22,312)	(23,274)	(21,337)	(22,073)	(20,451)	(23,960)	(22,819)
Gross margin (excluding depreciation)2	2,258	6,703	7,207	9,763	6,388	11,631	8,467	18,351
Net income (loss)	(90,530)	(9,491)	246,646	(15,755)	(166,472)	(13,192)	(64,041)	(6,926)
Cashflows from operating activities	(1,156)	(253)	(8,045)	2,609	(3,199)	5,072	(131)	11,071
Total assets	195,264	293,356	308,220	285,372	294,788	441,659	458,129	504,564
Total liabilities	93,676	101,325	107,522	394,954	388,347	369,297	373,999	357,017
Average realized gold price (per ounce)2	$1,204	$1,279	$1,280	$1,288	$1,261	$1,331	$1,415	$1,626
Cash operating cost per oz produced2	$894	$969	$958	$923	$889	$847	$931	$826
1 Sum of all the quarters may not add up to the annual total due to rounding.
2 Average realized gold price, gross margin (excluding depreciation) and cash operating costs are all non-gaap financial performance measures with no standard definition under IFRS. For further information, refer to the Non-IFRS Financial Performance Measures section of the MD&A.

Revenue

($ thousands, except where indicated)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Ounces sold	$21,400	$22,503	(5%)	$92,264	$94,850	(3%)
Revenue	25,766	28,461	(10%)	116,362	134,140	(14%)
Average realized gold price1	$1,204	$1,265	(5%)	$1,261	$1,414	(11%)
1 Average realized gold price is a non-gaap financial performance measure with no standard definition under IFRS. For further information, refer to the Non-IFRS Financial Performance Measures section of the MD&A.

Revenue for the three months ended December 31, 2014 decreased by almost 10% compared to the same period in 2013, primarily due to 5% reduction in gold price and 5% reduction in ounces sold during quarter. For the year ended December 31, 2014, revenues decreased by 14% compared to the same period in 2013, primarily due to an 11% reduction in gold price and a 3% reduction in ounces sold. The reduction in average realized price of $153 per ounce between FY 2013 and FY 2014 has an impact of reducing the Company’s revenue by approximately $14.1 million.

The market price of gold is the primary driver of our profitability and our ability to generate free cash flow. During the three months ended December 31, 2014, the market price of gold (London PM Fix) traded in a range from $1,142 to $1,250 and averaged $1,201 per ounce. The price of gold closed at $1,199 per ounce on December 31, 2014, while the average price during Q4 2014 reflected a $75 per ounce or 6% reduction as compared to the average market price of $1,276 per ounce in the same period last year.  The decline in price of gold in 2014 was primarily as a result of the strengthening US dollar in the second half of the year, which was due to the improving economic forecasts for the United States.

Revenues for both the three months and year ended December 31, 2014 were negatively affected by 1,615 ounces of gold bullion, valued at $1.8 million, that was held in inventory and not sold during the period (December 31, 2013: 1,698 ounces valued at 2.05 million).

MD&A – Year ended December 31, 2014

Jaguar Mining |18

Production

Jaguar Mining produces gold at its Turmalina and Caeté operations, while the Company’s Paciência operation is on temporary care and maintenance. The Caeté plant processes ore from the two underground mines, Pilar and Roça Grande, while the Turmalina plant processes ore from the adjacent underground mine.

During the three months ended December 31, 2014, total tonnes mined decreased at both the Turmalina and Caeté operations by 10% compared to Q4 2013; however, the largest portion of this reduction was attributable to lower waste tonnes primarily due to a continued focus on improved grade control and elimination of development waste into unprofitable areas. The ore tons mined reduced by 4% in Q4 2014 as compared to the same period of 2013 due to reduced equipment availability as a result of historical lack of investment in the maintenance of the mining fleet and lack of mine operators for jumbo equipment. The reduction in tonnage mined resulted in mine maintenance overheads being spread over a lower amount of ounces produced, thus marginally increasing the cash operating costs (per ounce produced) to $894 per ounce for the three months ended December 31, 2014 as compared to $889 per ounce for the comparative period in 2013. The consolidated production overview of the Company is outlined in the table below:

Consolidated Production

($ thousands, except where indicated)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Direct mining and processing cost	$21,520	$20,298	6%	$84,717	$82,903	2%
Royalties, production taxes and others	1,988	1,776	12%	5,714	6,401	(11%)
Royalty expense and CFEM taxes	944	747	26%	3,607	2,253	60%
NRV adjustment and others	1,044	1,029	1%	2,107	4,148	(49%)
Cost of production	$23,508	$22,074	6%	$90,431	$89,304	1%
Cash operating costs (per ounce produced)1	$894	$889	1%	$940	$871	8%
1 Cash operating costs is a non-gaap financial performance measure with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

Consolidated Quarterly Production

Q4 2014 cash-operating-costs per ounce of gold produced were marginally higher at $894 compared to $889 during Q4 2013, an increase of $5 per ounce due to the overall cost of production being higher by 12% or $105 per ounce, mainly due to higher catch-up preventive maintenance expenditures and local cost inflation in Brazil during Q4 2014 as compared to Q4 2013; being offset by a favorable foreign exchange impact as a result of the devaluation of the Brazilian Reais (average exchange rate: Q4 2014: R$2.54 per 1 US$, Q4 2013: R$2.27 per 1 US$).

	Three months ended
($ thousands, except where indicated)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Tonnes of ore processed ('000)	258,000	249,000	263,000	268,000	258,000	298,000	271,000	265,000
Average recovery grade (g/t)1	3.02	3.13	3.11	2.89	2.96	3.06	2.96	3.30
Average recovery rate (%)	89%	89%	89%	88%	88%	88%	88%	88%
Gold (ozs)
Produced	22,456	22,374	23,867	23,359	21,956	26,300	22,503	24,836
Sold	21,400	22,681	24,002	24,181	22,503	24,111	22,920	25,316
Average realized gold price ($ per oz)2	$1,204	$1,279	$1,280	$1,288	$1,261	$1,331	$1,415	$1,626
Cash operating cost (per oz produced)2	$894	$969	$958	$923	$889	$847	$931	$826
1The 'average recovery grade' represents the recalculated head-grade milled.
2 Cash operating costs and average realized cost are a non-gaap financial performance measure with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

MD&A – Year ended December 31, 2014

Jaguar Mining |19

Turmalina Mine Complex

The primary mining method utilized at the Turmalina underground mine is sublevel open stoping with unconsolidated backfill.  Ore produced at the Turmalina mine is transported to the adjacent 3,000 tonnes per day CIL processing plant. The Turmalina plant consists of three ball mills of which currently only one is operating at 1,200 tonnes per day.

During the three months ended December 31, 2014, Turmalina produced 12,067 ounces of gold, which was 15% more when compared to Q4, 2013. The increase in production in Q4 2014 as compared to the same period in 2013 is due to 3% more tonnes processed, and 15% improvement in grade.

Turmalina Quarterly Production
	Three months ended
($ thousands, except where indicated)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Tonnes of ore processed ('000)	117,000	107,000	107,000	111,000	114,000	122,000	123,000	108,000
Average recovery grade (g/t)1	3.60	3.69	4.14	3.24	3.13	3.46	3.01	3.37
Average recovery rate (%)	90%	91%	91%	88%	89%	89%	88%	89%
Gold (ozs)
Produced	12,067	11,336	13,190	11,374	10,451	12,308	10,345	10,321
Sold	11,243	11,710	13,481	11,513	10,850	10,850	10,061	10,850
Cash operating cost (per oz produced)2	$656	$750	$696	$857	$822	$758	$923	$862
1The 'average recovery grade' represents the recalculated head-grade milled.
2 Cash operating costs is a non-gaap financial performance measure with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

The cash operating cost per ounce produced for Q4, 2014 decreased by 20% as compared to the same prior year period mainly due to higher grade and some marginal improvement in plant recovery. The production and cash operating costs were also favorable in Q4, 2014 as compared to Q3, 2014. On the average, the cash operating costs at Turmalina were $106 per ounce lower for the year ended December 31, 2014 as compared to FY 2013.  Primary contributing factors in year over year reduction in costs is higher grade mined, improved plant recovery, reduction in price of consumables at plant and favorable foreign exchange impact as a result of the devaluation of the Brazilian Reais (average exchange rate: Q4 2014: R$2.54 per US$ Q4, 2013: R$2.28 per US$).

In Q3 2014, the Company engaged external consultants to help formulate continuous improvement initiatives for fleet and plant operations. Based on the recommendations and management’s internal reviews, the mine is improving shift change sequencing, revamping fleet maintenance practices aimed at improving equipment availability, focusing on process plant controls to maintain high recovery rates and strengthening geo-metallurgical modelling.

MD&A – Year ended December 31, 2014

Jaguar Mining |20

Turmalina Sustaining Capital
($ thousands)	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
Sustaining Capital1
Primary development	$1,369	$2,020	$6,487	$6,825
Exploration - Brownfield	525	49	711	872
Minesite sustaining	504	282	2,719	2,911
Total sustaining capital1	2,398	2,351	9,917	10,608
Total non-sustaining capital1	-	-	162	-
Total capital expenditures	$2,398	$2,351	$10,079	$10,608
1Sustaining and non-sustaining capital are non-gaap financial measures with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A. Capital expenditures are in included in our calculation of all-in sustaining costs and all-in costs.

Primary development at the Turmalina mine totaled 625 and 2,521 meters for the three months and FY ended December 31, 2014, respectively, compared to 711 and 2,928 meters for the same periods in the prior year.  This led to a decrease in primary development costs for the fourth quarter as compared to the same period in 2013. Primary development to non-profitable areas was halted and issues with staffing development for jumbo drills account for the reduced advances.

Total capital expenditures on equipment relate mainly to capital repairs and rebuilds. This had the impact of increasing the all-in sustaining expenditures by $107 and $108 per ounce of gold sold for the three months and year ended December 31, 2014.

Caeté Mine Complex

The Caeté mining complex has two underground mines (Roça Grande and Pilar). Roça Grande exclusively uses the mechanized horizontal cut and fill mining method, while Pilar primarily uses sublevel open stoping with backfill. Ore produced from these mines is transported to the 2,200 tonnes per day gravity, flotation and CIL treatment of flotation concentrate processing plant adjacent to the Roça Grande mine, a total distance of approximately 50 kilometers by paved road from the Pilar mine.

During the fourth quarter, Caeté produced 10,389 ounces of gold, which was 10% less than the amount produced during the same period in 2013. The decrease in production in Q4 2014 is due to 9% lower average grade as compared Q4 2013. The fixed costs spread over lower production base resulted in the cash operating cost per ounce increasing to $1,170 for the Q4 2014, compared to $950 for Q4 2013.

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Caeté Quarterly Production
	Three months ended
($ thousands, except where indicated)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Roça Grande Tonnes	47,000	48,000	40,000	40,000	41,000	45,000	44,000	41,000
Pilar Tonnes	94,000	94,000	116,000	117,000	103,000	131,000	104,000	116,000
Caeté - Tonnes of ore processed (t)	141,000	142,000	156,000	157,000	144,000	176,000	148,000	157,000
Roça Grande Grade (g/t)1	2.27	2.36	2.20	2.46	2.45	2.33	2.49	2.88
Pilar Grade (g/t)1	2.72	2.85	2.41	2.72	2.97	2.87	2.99	3.33
Caeté - Average recovery grade (g/t)1	2.57	2.71	2.40	2.65	2.82	2.78	2.92	3.25
Average recovery rate (%)	88%	88%	88%	88%	88%	88%	88%	88%
Gold (ozs)
Produced	10,389	11,038	10,677	11,985	11,505	13,992	12,158	14,515
Sold	10,157	10,971	10,521	12,668	11,653	13,261	12,859	14,466
Cash operating cost (per oz produced)2	$1,170	$1,195	$1,281	$986	$950	$925	$938	$801
1The 'average recovery grade' represents the recalculated head-grade milled.
2 Cash operating costs is a non-gaap financial performance measure with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.

Caeté Sustaining Capital

($ thousands, except where indicated)	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
Sustaining Capital1
Primary development	$1,057	$1,748	$6,400	$7,228
Exploration - Brownfield	1,123	76	2,172	1,191
Minesite sustaining	578	-	2,880	3,530
Total sustaining capital1	2,758	1,824	11,452	11,949
Total non-sustaining capital1	-	-	-	-
Total capital expenditures	$2,758	$1,824	$11,452	$11,949
1Sustaining and non-sustaining capital are non-gaap financial measures with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A. Capital expenditures are in included in our calculation of all-in sustaining costs and all-in costs.

Primary development at the Pilar and RG mines totaled 471 and 1,924 meters for the three months and year ended December 31, 2014, respectively, compared to 536 and 2,914 meters for the same periods last year. Development at Pilar was suspended towards the 2014 year end.

Total capital expenditure on equipment relates mainly to catch up capital repairs and rebuilds, which had been deferred due to the financial condition of the Company. This had an impact of increasing the all-in sustaining expenditures by $123 and $124 per ounce of total gold sold for the three months and year ended December 31, 2014.  The Company recorded a net impairment charge of $88.9 million for Q4, 2014 and FY 2014 in relation to the Caeté mining complex, bringing down the net book value of its property plant and equipment at December 31, 2014 to nil.  For more information, refer to the impairment section of the MD&A.

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Operating expenses

($ thousands)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Exploration and evaluation costs	$63	$183	(66%)	$280	$944	(70%)
Care & maintenance costs (Paciencia mine)	545	588	(7%)	2,181	2,529	(14%)
Stock-based compensation	333	10	3230%	1,557	356	337%
General and administration expenses	2,358	4,718	(50%)	12,919	16,652	(22%)
Restructuring costs	925	3,499	(74%)	11,231	4,632	142%
Amortization	258	277	(7%)	1,062	1,138	(7%)
Changes to legal provisions and Recoverable VAT	(7,877)	30,409	(126%)	(3,295)	35,172	(109%)
Impairment charges	88,938	98,653	(10%)	88,938	145,487	(39%)
Other expenses	3,747	(504)	(843%)	7,426	287	2487%
Total operating expenses	$89,290	$137,833	(35%)	$122,299	$207,197	(41%)

Care & maintenance Costs – Paciência mine

Paciência mining complex continued on care and maintenance during the fourth quarter of 2014. No gold has been produced since the second quarter of 2012 when the mine was put on care and maintenance. No underground development or drilling work was carried out by the Company at Paciência mine during 2014. The Complex has been secured and the facilities are preserved and patrolled.  A limited maintenance staff periodically turn the mills and equipment to maintain the plant in working order.

General and administrative expenses

The ‘General and Administration’ (G&A) expenses, exclude mine site administrative costs which are charged directly to operations and includes legal, accounting, costs to maintain offices and personnel in Belo Horizonte, Brazil and Toronto, Canada and costs associated with being a publicly-traded company.

($ thousands)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Corporate office (Toronto)	$331	$1,541	(79%)	$4,325	$5,352	(19%)
Brazil office (Belo Horizonte)	1,935	$3,100	(38%)	8,291	10,739	(23%)
Other	92	77	19%	303	561	(46%)
Total G&A expenses	$2,358	$4,718	(50%)	$12,919	$16,652	(22%)

The overall G&A expenses (Toronto and Belo Horizonte offices) decreased by 50% during the fourth quarter of 2014 compared to Q4 2013.  The impact was due to headcount reductions as part of the ongoing organizational restructuring.

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Restructuring costs

($ thousands)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Restructuring costs	$925	$3,499	(74%)	$11,231	$4,632	142%

Restructuring costs in the fourth quarter of 2014 are primarily related to severance provisions recorded during the quarter for the ongoing organizational restructuring. For the FY 2014 restructuring expenses include fees related to the capitalization and financing under the CCAA Plan, mainly legal fees, financial consulting expenses and severance costs.

Changes to legal and recoverable taxes provisions

($ thousands)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Changes to legal provisions	$9,792	$3,708	164%	$13,600	$8,471	61%
Changes to recoverable taxes provision	(17,669)	26,701	(166%)	(16,895)	26,701	(163%)
Changes to legal and recoverable taxes provisions	$(7,877)	$30,409	(126%)	$(3,295)	$35,172	(109%)

Legal Provisions (also see Litigation and Contingencies below)

As at December 31, 2014, the Company is a defendant in 370 outstanding legal labour claims. For the FY 2014, the Company recorded a legal provision of $13.6 million (FY 2013 - $8.5 million) representing management’s best estimate of expenditures required to settle present claims. The ultimate outcome or actual cost of settlement may vary materially from management estimates.

Recoverable Taxes Provision

During 2014, the Company initiated procedures to obtain approval and/or refund of R$29.1 million of Federal VAT (‘Value Added Tax’) input tax credits with respect to the years 2009 through 2011 for MTL. Following an extensive audit process, in February 2015, 81.6% of the input tax credits were approved for refund. 29.7% of the approved amount was applied as a credit to reduce other federal taxes payable for prior years, while R$16.7 million (approximately $6.0 million) was refunded in cash. The reversal in the provision for recoverable taxes during Q4 2014 considers the (i) MTL VAT refund and possibility of additional refunds, (ii) offset of certain income taxes payable of $629,000 and (iii) offset of withholding taxes on interest on intercompany balance of $8 million.

Impairment charges

In accordance with our accounting policy, we test impairment of non-current assets when there is an indicator of impairment. An impairment loss is recognized when the carrying amount exceeds the recoverable amount.  The recoverable amount of each Cash Generating Unit (‘CGU’) is based on its Fair Value Less Cost of Disposal (‘FVLCD’), which has been determined to be greater than the Value in Use (‘VIU’) amounts. A CGU is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. For the Company, a CGU is an individual operating mine or development project.

In 2013, the Company recorded an impairment charge of $145.5 million, primarily due to the impact of the decrease in our long term gold price assumption to $1,300 per ounce. The volatility and the downward trend in the gold price continued during the FY 2014. The impairment test is based on a gold price of $1,200 for 2015 and $1,300 for the long term.

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In 2014, as part of the 2015 budgeting exercise, management undertook a comprehensive review of the cost structure of all its operating mines. New mine plan and budgets were developed and they identified increases in cash operating costs for the Caeté mine complex. This led to a scenario where management calculated that, with continued operations, Caeté generated a negative net present value from operations. The results of the review are also in line with the past performance of the Caeté mine, where the Company has incurred significant operational losses. An impairment test was conducted and resulted in a 100% write down of the net book value of the Caeté mining complex and therefore an impairment charge of $88.9 million was recorded for the three months and year ended December 31, 2014. Management also assessed impairment triggering events for the Turmalina Mine and Gurupi project, and reached the conclusion that no impairment test was required.

Key Assumptions

The key assumptions and estimates used in determining the FVLCD are related to gold price, discount rates, operating costs, exchange rate, capital expenditures, inflation, life-of-mine production profile and continued license to operate. In addition, the Company also uses observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce for benchmarking development projects.

For our CGUs, the FVLCD was determined by calculating the Net Present Value (‘NPV’) of the future cash flows expected to be generated by the mine. The estimates of future cash flows were derived from the most recent production plans.  Based on observable market data, including spot prices and forward prices, we make assumptions of the future gold price.

The future cash flows for each mine are discounted using Weighted Average Cost of Capital (‘WACC’) of 9.87%, which reflects specific market risks in Brazil. Some gold mining companies trade at a market capitalization greater than the NPV of their expected cash flows i.e. a ‘NAV multiple’, which refers to a multiple which is applied to the NPV to arrive at the trading price. For purpose of the impairment test, we assumed a NAV multiple of 1 and long term gold price of $1,300 per ounce.

Sensitivities

We performed a sensitivity analysis on commodity price, which is the key assumption that impacts the impairment test.  We assumed a negative $100 change in gold price, taking the price down to $1,200 per ounce, while holding other assumptions constant. We noted that this sensitivity identifies a possible impairment for MTL at a long term gold price between $1,100 and $1,200 per ounce. Should there be a significant long term decline in gold price, we will take actions to assess the implications on our LOM including the determination of reserves and resource, and the future cost structure for the CGU.

Other expenses (income)

($ thousands)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Foreign exchange loss	$88	$1,120	(92%)	$174	$4,137	(96%)
Financial instruments gain	(6,956)	(89)	7716%	(272,818)	(5,001)	5355%
Finance costs	3,724	28,046	(87%)	12,479	54,247	(77%)
Other non-operating expenses (recoveries)	146	(110)	(233%)	(315)	1,862	(117%)
Other expenses (income)	$(2,998)	$28,967	(110%)	$(260,480)	$55,245	(571%)

The gain on financial instruments during Q4 2014 is in relation to the renegotiation of a land acquisition agreement with Vale and associated note payable. The agreement relates to the purchase of mineral rights regarding the Caeté project for $13.3 million (“Vale Purchase Agreement”). Payment under the Vale Purchase Agreement was subject to satisfaction of certain conditions including approval of the transfer of the mineral rights with the Departamento Nacional de Produção Mineral (“DNPM”). During 2010, the Company made a partial payment amounting to $3.2 million to Vale. In November 2014 the agreement was amended whereby the Company agreed to surrender part of the mineral rights to be acquired under the agreement. As part of this renegotiation, the outstanding payable amount was reduced from $9.0 million to $3.0 million, payable in twelve installments of $250,000, payable in December and July of each year. The first installment was paid in December 2014. The gain on financial instrument reflects the reduction of the note payable.

MD&A – Year ended December 31, 2014

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For the year ended December 31, 2014, the gain on financial instruments also reflects the $265.6 million related to the forgiveness of the convertible notes and accrued interest on implementation of the CCAA Plan on April 22, 2014 (refer to the “Financial restructuring plan – CCAA proceedings” section of the MD&A).

Finance costs are composed of interest on debt, amortization of discount and transaction costs on debt and accretion expense.  The decrease in interest expense and amortization of borrowing costs for Q4 2014 and FY 2014 compared to the same period in 2013 is related to the implementation of the CCAA plan and the overall reduction of the debt.

($ thousands)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Interest expense	$1,795	$29,966	(94%)	$9,220	$54,851	(83%)
Accretion	1,929	(1,920)	(200%)	3,259	(604)	(640%)
Total finance cost	$3,724	$28,046	(87%)	$12,479	$54,247	(77%)

TAXES

Recoverable Taxes in Brazil

Certain taxes paid in Brazil on consumables and property, plant and equipment generate tax credits through various mechanisms. The Company is currently working on several initiatives to ensure optimum utilization of those tax credits, which includes assessment of the tax credits for offset against taxes otherwise payable and restitution in cash.

A valuation provision for recoverable taxes is prepared on a quarterly basis. The calculation takes into account various factors including the limited methods to recover such taxes, the length of time it will take to recover such taxes and the estimated operating tenure of the Company. Any provision reduces the net carrying value of recoverable taxes to their estimated present value based on the manner and timing of expected recovery, discounted at Brazilian Selic rate as at December 31, 2014.

As at December 31, 2014, gross recoverable taxes (which are primarily denominated in Brazilian Reais) and also include Canadian HST recoverable of $1.2 million, amounted to $41.8 million (December 31, 2013 - $58.2 million). Also as at December 31, 2014, the provision for recoverable taxes was approximately $9.8 million (December 31, 2013 - $28.9 million). Consequently, the book value of recoverable taxes as at December 31, 2014 was $32.0 million (December 31, 2013 - $29.2 million). The reversal in the provision for recoverable taxes during Q4 2014 considers the subsequent MTL VAT refund, possibility of additional future refunds and adjustment of certain with-holding taxes payable and income tax payable, which were offset against the recoverable balance.

During the year ended December 31, 2014, the Company sold ICMS credits – Imposto sobre circulação de mercadorias e prestação de serviços – to other taxpayers totaling $637,000 at a discount of approximately 13%. An administrative application has been made to certify tax credits in the amount of approximately $6 million which, upon certification, may be freely used to offset future ICMS taxes owed for equipment and assets purchases, where those items are manufactured in the state of Minas Gerais.

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Government royalty

A federal 1% royalty, Compensação Financeira pela Exploração de Recursos Minerais (“CFEM”), is levied on gold production. The rate is calculated on the gross gold sale proceeds less refining charges and insurance, as well as any applicable sales taxes. During 2013, the Brazilian government proposed changes to the mining law, which contemplated increasing CFEM amounts among other changes. The new mining law has not yet been approved by the Brazilian National Congress.

Income taxes

Brazilian tax regulation involves three jurisdictions and tax collection levels: the Federal, State and Municipal levels.  The main taxes levied are: corporate income tax with companies generally subject to income tax at a rate of 25% and social contribution tax on the net profit at a current rate of 9%.

There are several government incentives for start-up projects in Brazil, such as subsidized loan financing and tax exemptions or reductions, which vary according to the characteristics and location of each project. International investors have equal access to these incentives along with local investors.

Income and deferred taxes expenses

($ thousands)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Current income tax expense	$(1,661)	$(2,740)	(39%)	$(9)	$(921)	(99%)
Deferred income tax expense	1,379	985	40%	2,737	572	378%
Income tax expense	$(282)	$(1,755)	(84%)	$2,728	$(349)	(882%)

The income tax recovery of $282,000 for the fourth quarter primarily relates to the reversal of a 2009 tax provision offset by the deferred tax impact of the strengthening of the US dollar during the quarter. The current tax liability of $2.9 million and a non-current tax liability of $8.0 million as at December 31, 2014 was net off against the recoverable tax balance. The balance sheet reflects a deferred income tax liability of $8.3 million as at December 31, 2014 (December 31, 2013 - $6.4 million). The income tax provision is subject to a number of factors, including the allocation of income between different countries, different tax rates in various jurisdictions, the non-recognition of tax assets, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

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REVIEW OF FINANCIAL CONDITION

Liquidity and cash flow

The Company’s financial statements were prepared on a going concern basis (see Note 2 to the annual audited consolidated financial statements), which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they become due.

The Company has reported an operating loss for the year ended December 31, 2014. The Company considers that the near term economic outlook presents challenges in terms of commodity prices. Whilst the Company has instituted measures to preserve cash, improve operations and is seeking to secure additional financing, these circumstances create uncertainties over future results and cash flows. The Company had a working capital deficiency of $23.2 million as at December 31, 2014. The Company will need to obtain additional financing in order to meet its near‐term operating cash requirements, debt payments and sustaining capital expenditures. There is no assurance that the Company’s financing initiatives will be successful or sufficient. As at December 31, 2014, the Company had cash, cash equivalents and gold bullion of $9.0 million compared to cash, cash equivalents and gold bullion of $11.1 million as at December 31, 2013.

	December 31, 2014	December 31, 2013
Cash and equivalents	$7,161	$9,015
Gold bullion	$1,801	2,045
Cash and gold bullion	$8,962	$11,060
Non-cash working capital
Other current assets	$31,263	33,575
Current liabilities	$(63,466)	(361,180)
Working capital	$(23,241)	$(316,545)

Due to the implementation of the CCAA Plan and conversion of the debt into equity on April 22, 2014, working capital improved $293.3 million from negative $316.5 million at December 31, 2013 to negative $23.2 million at December 31, 2014. The use of funds during the quarter is explained below.

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Uses of funds

($ thousands)	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
Operating inflows (outflows)	$(1,156)	$(3,199)	$(6,845)	$12,813
Financing activities
Share issuance	$-	$-	$50,000	$-
Net change in debt	(3,630)	(88)	(17,757)	19,167
Interest paid	(2,006)	(878)	(5,615)	(13,663)
Other	(8)	(3)	114	475
Total financing inflows (outflows)	(5,644)	(969)	$26,742	5,979
Investing activities
Capital expenditures on equipment and brownfield exploration	(5,381)	(4,838)	(22,421)	(23,845)
Net proceeds from asset sales	256	186	720	634
Total investing outflows	(5,125)	(4,652)	(21,701)	(23,211)
Effect of exchange rate	(18)	(365)	(50)	(422)
Increase/(decrease) in cash and equivalent	$(11,943)	$(9,185)	$(1,854)	$(4,841)

The improvement of $2.0 million in operating cash flow for the three months ended December 31, 2014 compared to the same period in 2013 is mainly due to lower costs and benefit of decline in the value of Brazilian Real as compared to the US dollar in Q4, 2014.

The Company’s senior secured debt facility, starting July 2014, has been repaid at a rate of $1.0 million of principal plus interest per month. The balance of the debt facility amount to $14.4 million needs to be paid in full during the year 2015. The increase in investing activities for the three months ended December 31, 2014 compared to the same period in 2013 is primarily due to major rebuilds and capital repairs undertaken for the mining equipment, and offset by marginally lower primary development. Capital spending is outlined below:

($ thousands)	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
Sustaining Capital1
Primary development	$2,426	$3,768	$12,887	$14,053
Exploration - Brownfield	1,649	125	2,883	2,104
Minesite sustaining
Engineering	360	46	982	3,008
Equipment	721	236	4,617	3,392
Total sustaining capital	5,156	4,175	21,369	22,557
Total non-sustaining capital1	225	663	1,052	1,288
Total capital expenditures	$5,381	$4,838	$22,421	$23,845
1Sustaining and non-sustaining capital are non-gaap financial measures with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A. Capital expenditures are in included in our calculation of all-in sustaining costs and all-in costs.

Capital expenditure on the Gurupi Project has been minimal in 2013 and 2014. The Gurupi Feasibility Study was completed in 2011 and the Company is currently performing low cost metallurgical tests and desktop mine planning work to evaluate options to develop the project with the possibility of lowering the capital cost and diminishing the time of development.

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Asset Retirement Obligation

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation i.e. Asset Retirement Obligation (‘ARO’). Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related G&A costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies.

Provisions for the cost of the rehabilitation programs are recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is accordingly updated. We record an ARO in our financial statements when the environmental disturbance is incurred and capitalize this amount as an increase in the carrying amount of the related asset. AROs are recorded at the expected future cash flows, discounted to their present value using a pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in the finance costs and results in an increase in the amount of provision. Accretion expense for operating mines is disclosed as part of our All-In Sustaining Costs.

Each quarter, Jaguar updates the ARO estimate for changes in foreign exchange and discount rate. From time to time, the Company also carries out a more comprehensive review of its closure plan especially with relevance to the changes in footprint (i.e. extent of disturbance), new local regulations, improvements in understanding of estimations and any constructive obligations as a result of past precedence. Adjustments to the estimated amount and timing of cash flows are normal occurrence in light of the significant judgments and estimates involved.

In Q4 2014, the company reviewed the closure cost plan and made some revisions to the estimates. The impact was an increase of approximately $10.8 million (undiscounted cash flow) in the closure cost, resulting in $5.7 million increase in the ARO provision as at December 31, 2014 compared to December 31, 2013. Main estimate revisions were in the areas of plant dismantling costs, associated G&A costs during the closure period and contingencies to account for certain high risk areas of the closure plan.

	December 31, 2013	Additions (Reversals)	Accretion	Payments	Foreign exchange	December 31, 2014
Reclamation provision	$15,670	$4,822	$3,259	$(650)	$(1,727)	$21,374

Less: current portion	826					1,202
Non-current portion	$14,844					$20,172

Although the ARO liability increased as a result of the revisions, the net cash outflow from the settlement of the obligations is expected to be significantly lower, as part of the removal and dismantling cost is offset by the resale proceeds of the plant and remaining infrastructure. As most of the closure work expenditure is denominated in Brazilian Reais, part of the increase in the closure estimates will be offset in the future by expected devaluation of the Brazilian Reais as compared to the US dollar.

The Company expects to spend approximately $32.1 million (gross amount not discounted or adjusted for inflation) which will be incurred between 2015 and 2026 to reclaim the areas disturbed as a result of mining, exploration and processing (2013 - $21.3 million). All future cash payments for closure activities will be recorded against this liability. The actual future expenditures may differ from the amounts currently recorded.

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The estimated future cash flows have been discounted using a 10 year projected Brazilian Selic rate of 12.28% and the inflation rate used to determine future expected cost ranges from 4.5% to 6.8% per annum.  An increase in the discount rate by 1% (from 12.28% to 13.28%) results in reduction in the ARO liability (discounted cash flow) by approximately 3%.

Contractual Obligations and Commitments

The Company’s contractual obligations as at December 31, 2014 are summarized as follows:

As at December 31, 2014 ($ thousands, except where indicated)	Less than 1 year1	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Notes payable
Principal	$29,854	$1,000	$1,000	$250	$32,104
Bank indebtedness	14,954	-	-	-	14,954
Vale Note	500	1,000	1,000	250	2,750
Renvest credit facility	14,400	-	-	-	14,400
Interest	1,068	-	-	-	1,068
Total financial liabilities	$30,922	$1,000	$1,000	$250	$33,172
Other Commitments
Operating lease agreements	$208	$98	$-	$-	$306
Suppliers' agreements 2,3	923	-	-	-	923
Other provisions and liabilities	16,605	-	-	-	16,605
Reclamation provisions4	1,342	21,715	3,422	5,608	32,087
Total other commitments	$19,078	$21,813	$3,422	$5,608	$49,921
Total	$50,000	$22,813	$4,422	$5,858	$83,093

Derivative financial instruments – Hedging

The Company assesses its financial instruments and non‐financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. The Company entered into forward contracts to hedge against the risk of declining gold prices for a portion of its forecasted gold sales.

As at December 31, 2014, the Company had the following outstanding gold forward contracts:

Settlement Date	Ounces Hedged	Average US$ per ounce	Unrealized gain (loss)
January 15, 2015	2,500	$1,200	$2
January 30, 2015	6,000	1,171	(168)
February 27, 2015	2,000	1,184	(31)
Total	10,500	$1,180	$(197)

The Company enters into gold forward contracts to hedge against the risk of declining gold prices for a portion of its forecasted gold sales. The Company closely monitors the changes in gold price and, as deemed appropriate, may enter into gold forward contracts with the aim of minimizing the impact of adverse changes to the price of gold.

Forward exchange contracts are derivative financial instruments and are used for risk management purposes and not for generating trading profits.  The Company closely monitors exchange rates and, as deemed appropriate, may enter into forward currency contracts (to the extent that credit facilities are available) with the aim of minimizing the impact of adverse changes of the R$ and US$ relationship. As at December 31, 2014, the Company did not have any outstanding forward foreign exchange contracts.

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To the extent that derivative instruments are in assets or unrealized gain position, the Company is exposed to credit-related losses in the event of non-performance by its financial counterparties to the derivative financial instruments, but does not expect these counterparties to fail to meet their obligations.

Hedge accounting is applied to cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS39”). Under hedge accounting, derivative instruments are recorded on the statement of financial position at fair value.  The effective portion of any gain or loss on the hedging instrument, net of any tax effects, is recognized in other comprehensive income (“OCI”) and recycled into earnings when the hedge item affects earnings. The ineffective portion is reported as an unrealized gain (loss) on derivatives contracts in the statements of operations and comprehensive loss.

Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price. Unrealized gains and losses on forward foreign exchange contracts are primarily a result of the difference between the forward currency contract price and the spot price of the Brazilian Reais.

FINANCIAL RESTRUCTURING PLAN– CCAA PROCEEDINGS

On November 13, 2013, the Company and its subsidiaries entered into a support agreement (as amended, the “Support Agreement”) with holders (the “Noteholders”) of approximately 81% of its $165.0 million 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (“4.5% Convertible Notes”) and 82% of its $103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the “Notes” – see Note 9) to effect a recapitalization and financing transaction that would eliminate approximately $268.5 million of the Company’s outstanding indebtedness by exchanging the Notes for common shares of Jaguar and inject approximately $50.0 million into the Company by way of a backstopped share offering (the “Share Offering”) by the Noteholders pursuant to a backstop agreement dated November 13, 2013 (as amended, the “Backstop Agreement”) between the Company, its subsidiaries and certain Noteholders.  Additional Noteholders signed consent agreements to the Support Agreement such that as of November 26, 2013, holders of approximately 93% of the Notes had signed the Support Agreement or a consent agreement thereto.

On December 23, 2013, the Company filed for creditor protection (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in the Ontario Superior Court of Justice (Commercial List) (the “Court”).  The CCAA Proceedings were commenced in order to implement a recapitalization transaction as contemplated in the Support Agreement through a plan of compromise and arrangement (as amended, supplemented or restated from time to time, the “CCAA Plan”). The Court granted an Initial Order, Claims Procedure Order and Meeting Order, each dated December 23, 2013.

The Claims Procedure Order provided for, among other things, the establishment of a claims procedure for the identification, quantification and determination of certain claims against the Company. Pursuant to the Meeting Order, Jaguar was authorized to call a meeting (the “Meeting”) of Affected Unsecured Creditors (as defined in the CCAA Plan) to consider and, if deemed advisable, to pass a resolution approving the CCAA Plan. The Meeting was held on January 31, 2014 and the CCAA Plan was approved by 100% of the Affected Unsecured Creditors that voted, in person or by proxy, at the Meeting. Following the Meeting, Jaguar obtained an order from the Court on February 6, 2014 sanctioning the CCAA Plan.

Thereafter, on April 22, 2014, the Company successfully implemented the CCAA Plan.  Based on the CCAA Plan a series of steps leading to an overall capital reorganization of Jaguar were implemented. These steps included:

MD&A – Year ended December 31, 2014

Jaguar Mining |32

•
The common shares of the Company issued and outstanding immediately prior to the implementation of the CCAA Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (the “Consolidation”);

•
The Noteholders and certain other Affected Unsecured Creditors of the Company with proven claims received their pro-rata share of 14,000,000 common shares of the Company in exchange for their Notes and in satisfaction of their claims, respectively, and Noteholders who signed the Support Agreement, or a consent agreement thereto, as of November 26, 2013, received their pro rata share of an additional 5,000,000 common shares of the Company in exchange for their Notes.  Pursuant to the CCAA Plan, the Notes (and the indentures under which such Notes were issued) have been irrevocably and finally cancelled and all unsecured claims of certain affected unsecured creditors of the Company are fully and finally released;

•
Noteholders who participated in the Share Offering purchased up to their pro rata share of 70,955,797 common shares of the Company (collectively, the “Offering Shares”) and such Noteholders received their pro-rata share of 9,044,203 common shares of the Company (the “Accrued Interest Offering Shares”) in exchange for their Notes;

•
Noteholders who backstopped the Share Offering pursuant to the Backstop Agreement purchased their pro-rata share (based on their backstop commitments) of the Offering Shares not subscribed for under the Share Offering and received their pro rata share of an additional 11,111,111 common shares of the Company (the “Backstopped Commitment Shares”) in exchange for their Notes.

The gain on debt extinguishment resulting from implementing the CCAA Plan is summarized as follows:

Extinguishment of principal portion of the Notes	$268,500
Extinguishment of interest accrued on the Notes	10,454
Fair value of 19,000,000 common shares issued in exchange for extinguishment of the Notes	(13,388)
Gain on debt extinguishment	$265,566

In connection with the CCAA Plan, the Company negotiated amendments to certain terms of the Renvest Credit Facility (as defined in Note 11(c) of the annual audited consolidated financial statements for the year ended December 31, 2014). The Facility amendments provide among other things the following key changes:
•	the maturity date of the Facility was extended to December 31, 2015 from July 25, 2014;
•
mandatory repayments of $1.0 million of principal amount plus accrued and unpaid interest shall be made each month from and including July 2014 to and including November 2015, with the balance of all outstanding obligations to be repaid on December 31, 2015;

•
the Lender shall have a right to convert up to $5.0 million of the outstanding obligations under the Facility into equity at a specified conversion price (subject to certain anti-dilution protections); and

•	existing breaches, defaults and events of default under the Facility were waived by the Lender.

In connection with the above amendments, the Company agreed to repay immediately to the Lender $10.0 million on account of the outstanding obligations under the Facility and the Lender waived its rights under the Facility to receive any portion of the net proceeds of the Share Offering, with the exception of the agreed upon $10.0 million repayment described above.

MD&A – Year ended December 31, 2014

Jaguar Mining |33

Capital Structure
(All figures in US$ millions, except number of Common Shares)

As at December 31, 2014
Bank Indebtedness	$15.0
Renvest Facility	14.0
Vale Note	2.0
Total Debt	$31.0
Less: Cash and Cash Equivalents	(7.2)
Total Net Debt1	$23.8
Number of Common Shares Outstanding	111.1 million
1 Net debt is a Non-IFRS Performance Measure and is defined as total indebtedness excluding unamortized transaction costs and premiums or discounts associated with debt, less cash and cash equivalents. Net debt provides a measure of indebtedness in excess of the current cash available. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt.

Health and Safety

Nothing is more important to Jaguar that the safety and health of its employees and their families. Although we are pleased with the overall improvements in safety statistics, this performance was overshadowed by a tragic fatality in November 2014 in the underground area of Turmalina Mine. The Company and the local authorities investigated the circumstances and the causes of the incident. The accident was caused due to a rock fall and the response of the Company’s emergency team was timely and without fault. Unfortunately the facilities at the local rural hospital were not comprehensive enough to provide the necessary medical care. The Company has hired extra medical staff at the site to enhance the quality of emergency response and is conducting ongoing investigations into ways to improve emergency preparedness.

During the year ended December 31, 2014, the cumulative Lost Time Incidents (‘LTIs’) have reduced to 7 as compared to 11 incidents during the financial year 2013. For each incident, management identifies the likely causes and develops remediation plans to prevent future recurrences. The overall LTI frequency rate (number of lost-time injuries per million hours worked) has seen a steady drop since 2011.

In 2015 Jaguar will initiate the process of being accredited for OHSAS 18001, which the Company expects to achieve in 2016. The Loss Control Management (‘LCM’) system already in place has many of the key elements required. LCM main elements are based on checking of procedures, facilities and equipment, human behavior and response to accidental scenarios whereas OHSAS as a management system, considers other key prevention elements like objectives/goals,  legal and regulatory requirements, operational controls, personnel competence, training & awareness and internal audits.

Headcount Restructuring

To achieve high performance, Jaguar need’s the right balance between short-term tactical cost decreases such as headcount reductions, and longer-term strategic cost initiatives such as streamlining processes, improving mining techniques or renegotiating supplier contracts.

As part of the 2015 budgeting exercise, management undertook a detailed study of the head count, with special focus on consolidating roles, matching skills with job requirements and hiring lower cost personnel to reduce average compensation per headcount.  This ongoing restructuring resulted in a net decrease in the headcount by 8% or 96-persons in Q4 2014. In addition to the headcount reductions, 11-persons were transferred between mine sites to better match skills and capabilities with the Company’s requirements. Management believes that the leaner organizational model and a more cohesive work force will support its plan strategic plans to improve performance and lower costs.

MD&A – Year ended December 31, 2014

Jaguar Mining |34

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

Related-Party Transactions

The Company incurred legal fees from Azevedo Sette Advogados (“ASA”), a law firm where Luis Miraglia, a director of Jaguar is a partner. Fees paid to ASA are recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss – and amount to $51,000 for the year ended December 31, 2014 (2013 - $149,000).

The Company also incurred legal fees from Goodmans LLP (“Goodmans”), a law firm where Robert Chadwick, a director of Jaguar is a partner.  Fees paid to Goodmans are recorded at the exchange amount – being the amount agreed to by the parties and included in restructuring fees in the statements of operations and comprehensive loss  – and amount to $113,000 since April 22, 2014  (date when Chadwick became a director) until December 31, 2014 (2013 - $nil).

The Company incurred consulting expenses from Hermann Consulting Inc. (“Hermann”), a company owned by Fred Hermann, a former director of Jaguar.  Fees paid to Hermann were recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss – and amounted to $83,000 for the year ended December 31, 2014 (2013 - $397,000).

LITIGATION AND CONTINGENCIES

Labour Practices

Brazilian labour law is a complex system of statutes and regulations. Labour claims initiated by employees are quite common practice in Brazil and one which is endemic for companies operating in Brazil. Labour lawsuits are inexpensive and represent minimum risk for employees, often taken on a contingency basis by a cadre of freelance lawyers specializing in such actions. Also, in most of the cases, the burden of proof will lie on the defendant Company to disprove the plaintiff’s allegations. That, coupled with an overall hyper-sensitivity of the Labour Courts to a perceived imbalance in the employer-employee relationship, has historically led courts to overcompensate with an overall employee protectionist approach.  As such, corporate labour compliance is a key point in Brazilian-based operations to minimize the impact of labour claims. Strict compliance and, more importantly, properly documented procedures to support compliance are extremely important. The Company has historically not been in full compliance of labour regulations nor did it have the proper procedures or documentation in place to support labour claims defences, which led to the bulk of the litigation contingencies recorded.

In March 2013, Management retained external counsel to review the Company’s labour practices in Brazil to determine areas of improvement. As a result, management received a report which identified areas of concern and potential labour liability (the “Report”). The final Report identified at least 47 labour law violations in the Company’s legacy human resource practices capable of generating financial liability and an additional violation was identified by management, totaling 48 labour law violations.  Management has been tracking the 48 violations and has since implemented changes in procedures to eliminate those issues going forward and made significant progress during 2014, in addressing the deficiencies. The Human Resource Department continues to monitor the implementation of those deficiencies. The Company continues to monitor its compliance practices and makes an ongoing reassessment of such practices. Where the Company may see certain improvements at one point in time, occasional flaws continue to be identified and addressed. Currently, 68% of the identified violations are considered in compliance, while 21% are being addressed and the remaining 11% are in risk. Going forward the Company expects to strengthen such compliance procedures by reassessing key controls which includes the assessment of such initiatives in conjunction with the legal department.

MD&A – Year ended December 31, 2014

Jaguar Mining |35

Labour Lawsuits

As of December 31, 2014, there were 370 employee-initiated lawsuits active against the Company, largely related to wages.  The aggregate face amount of the outstanding legacy lawsuits approximates to $15,9 dollar to reflect accounting number]; however, based on management's assessment of the likelihood of loss related to these lawsuits, the Company has recorded approximately $14,490 million as legal contingencies as at December 31, 2014, of which $5.5 million are likely to be incurred within the next 18 months. During the fourth quarter of 2014, the aggregate court and settlement costs was R$1,774.643. There can be no assurance that additional lawsuits will not be filed against the Company in the future with respect to past practices.

Litigation with Former Directors and Officers

On July 30, 2013, Daniel R. Titcomb (“Titcomb”), the Company’s former President and Chief Executive Officer, and a group of former officers, a former Director and a former related party (Brazilian Resources Inc. -“BZI”, a company of which Titcomb is a Director) (“Plaintiffs”), filed a complaint (the “Complaint”) in New Hampshire against the Company and selected current and former directors (the “Named Directors”) of the Company.  Among other items, the Complaint alleges wrongful termination of Titcomb on December 6, 2011 and mismanagement of the strategic review process regarding the possible change of control of Jaguar which ended May 8, 2012.

On November 21, 2013, the Company and the named directors filed motions to dismiss various aspects of the Complaint on a number of grounds (the “Motions to Dismiss”).

On December 27, 2013, the Plaintiffs filed a motion to (i) stay the Complaint until the Ontario Superior Court of Justice (Commercial List) lifts the stay in the CCAA proceeding or the CCAA proceeding  is concluded; and (ii) stay and suspend the deadline for the Plaintiffs to respond to the Motions to Dismiss.  The Company and the Named Directors did not object to this motion.  An order granting the requested stay was issued by the U.S. District Court for the District of New Hampshire on December 30, 2013.

On February 5, 2014, the Company entered into an agreement with the plaintiffs providing, among other things, that upon implementation of the CCAA Plan, the plaintiffs shall have no right to, and shall not, make any claim or seek any recoveries under the Complaint, other than enforcing such Plaintiffs’ rights, if any, to be paid from the proceeds of an enumerated company or director and officer insurance policy by the applicable insurers.  The Company agreed that, upon implementation of the CCAA Plan and if requested by the plaintiffs in the Complaint, it would withdraw its counterclaims against the plaintiffs in the Complaint.

On April 22, 2014, the CCAA Plan was implemented, thereby giving effect to the February 5, 2014 agreement between the Company and the Plaintiffs.  The Plaintiffs have not at this time requested that the Company withdraw its counterclaims against them.

On August 15, 2014, Titcomb filed an amended complaint against the Company and the former directors named in the original suit in the federal court in New Hampshire.  That claim was intended to be limited to Titcomb’s employment claims, but Titcomb also included aspects of the claims relating to the strategic review process.  The Company will move to dismiss those additional claims.  On September 30, 2014, the Company filed an amended answer for the Company and the directors. This claim was intended to be dropped, which it was, as at the date of filing.  No discovery has been taken in that action as of this date. The Company has been informed that the Plaintiffs filed a Notice of Action with the Ontario Superior Court of Justice (Commercial List) on May 7, 2014.  The Notice of Action is subject to the terms of the February 5, 2014 agreement and the CCAA Plan. The Complaint in the Canadian action was served in late 2014.  No accrual has been recorded with respect to the Complaint or the Notice of Action.

MD&A – Year ended December 31, 2014

Jaguar Mining |36

MSOL vs. Brazilian Resources, Inc.

BZI failed to pay to the Company on December 31, 2012 and December 31, 2013, an amount of $197,872 for each year, totaling the amount of $395,744 by way of a note payable.  The Company is pursuing redress through court action in Brazil and currently has a lien on real estate in Concord, New Hampshire to ensure the protection of its interests against BZI.  Subsequent to the year end, after the sale of the above mentioned real estate, an amount was deposited in an escrow account with the Company’s law firm for release upon definition of the outcome of the claim.

BZI also has yet to pay R$387,839 (approximately $166,000) in respect of a Brazilian labour court settlement.  By way of background, in 2008, a Brazilian labour claim settlement for R$378,158 was awarded against a BZI subsidiary in Brazil known as BW Mineração Ltda. (“BZI BW”).  As BZI BW failed to pay the court ordered claim and the Brazilian labour court considered MSOL, MTL and BZI BW, to be an economic group, and MSOL and MTL had funds taken directly from their Brazilian bank accounts by the court to settle the R$378,158 claim on BZI BW’s behalf.  BZI subsequently agreed to repay the amount awarded by the court to MSOL and MTL. The BZI liability is denominated in Brazilian Reais in the amount of R$387,839, and bears interest at U.S. LIBOR payable quarterly. No payment of interest, accrued interest or principal has been made to date, nor has BZI confirmed a date when it intends to pay its debt outstanding. The Company is pursuing court action in the Merrimack Superior Court of New Hampshire, USA, to obtain repayment in full.

Environmental Issues

Jaguar’s operations are subject to environmental regulation in Brazil.  The Company has not been in full compliance with all environmental laws and regulations or held, or been in full compliance with, all required environmental and health and safety permits at all times.  The Company is currently subject to a number of reclamation and remediation liabilities and may have civil or criminal fines or penalties imposed for alleged violations of applicable laws or regulations in Brazil. The Company has implemented and prioritized control structures and monitoring programs to address environmental non-compliance, and a reclamation plan for its mining/project sites is being prepared.

The environment team was restructured in the last quarter of 2014, including hiring experts in the areas of hydrogeology, environmental liabilities and environmental licensing. Management’s plan is to resume reclamation activities and remediate violations in 2015.

RISKS AND UNCERTAINTIES

The business of Jaguar involves significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors are related to the mining industry in general while others are specific to Jaguar.  The Company’s exposure to risks and other uncertainties are particularly described in the Company’s Annual Information Form for the period ended December 31, 2014.  Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

MD&A – Year ended December 31, 2014

Jaguar Mining |37

DEVELOPMENT AND EXPLORATION

Gurupi Project

The Gurupi Project, wholly owned by the Company through its Brazilian subsidiary MCT, is located in the State of Maranhão, Brazil, and comprises a total area of 137,419 hectares made of 32 mineral rights, of which 12 new targets have recently been added and for such reason have not yet been included in the Company's mineral resource estimates or feasibility studies related to the Gurupi Project to date. The Company anticipates that these additional targets have the potential to further increase mineral resources at Gurupi.

Jaguar received the Preliminary License (“LP”) in June 2011.  After the LP was granted, Jaguar completed part of the detailed engineering required to obtain the Installation License (“LI”).  In January 2012, Jaguar received the LI, which authorizes the construction of Gurupi’s processing plant.  The licensing decision for the tailings impoundment facility for the project is pending subject to the acquisition by Jaguar of the surface land rights for their construction. On November 20, 2013, Jaguar has become aware that the Public Prosecutor in Brazil filed a lawsuit against MCT aiming at suspending the environmental licenses based on a number of unsupported allegations. In the preliminary decision, the judge decided to: (i) suspend the environmental licenses granted to MCT, (ii) prohibit any construction at the gold beneficiation plant, and (iii) stop any kind of negotiation with settlers without the participation of INCRA. MCT has not been served yet with the formal notice relating to the judge’s decision. The Company has retained the services of a legal firm to vigorously defend the case.
During Q4 2014 Jaguar has continued interactions with all stakeholders at Gurupi (Federal, State and Municipal government agencies, local communities, garimpeiros (artisanal miners working in the region), and local civic & business groups. The intent of these interactions is to focus on the reinstatement of the necessary licenses for the development of the project.

The Company continues to perform low cost investigations and studies including metallurgical test work and mine planning work to evaluate all options focusing on development alternatives that might lower the projected capital expenditure and diminishing the time of development of the Gurupi Project.

Pedra Branca Project

The Pedra Branca Project is located in the State of Ceará in northeastern Brazil and is currently comprised of 21 exploration licenses, totaling 34,228 hectares covering a 38-kilometer section of a regional shear zone. Final exploration reports and a PEA (Preliminary Economic Analysis) have been delivered to DNPM for three of these licenses. The concessions are located in and around municipal areas with good infrastructure. The mineralized structures are open along strike with potential for significant gold mineralization.

Further work on the Pedra Branca Project the Company, has been delayed as the Company focuses its efforts on the operating projects, Turmalina and Caeté operations.  Consequently, the Company made only those expenditures required to maintain the claims and land tenure in good standing.

The Pedra Branca Project is 100% owned by Jaguar through its wholly owned subsidiary MSOL.  Based on the acquisition agreement of the project entered into with Glencore Xstrata plc. (“Glencore”), Glencore holds rights to a Net Smelter Royalty of one percent (1%) on future gold production and rights of first refusal on any Base Metal Dominant Deposit (as defined in the amendment) discovered, which if exercised, would allow Glencore to hold 70% of equity in a newly formed legal entity to hold such rights upon payment of three hundred percent (300%) of the Company’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

MD&A – Year ended December 31, 2014

Jaguar Mining |38

Turmalina - Zona Basal Project

During 2013, the Company completed the final exploration report on the southeastern portion of the Zona Basal target, located 3 kilometers west of the Turmalina plant facility and filed it with the DNPM, applying for a Mining Permit. The Company is currently negotiating the surface right that covers the northwestern extension of the 800 meter soil anomaly in order to continue exploration on this target. The northwestern extension of the soil anomaly is within the boundary of Jaguar´s mineral rights.

Pilar mine exploration

During 2014, the Company undertook a soil geochemistry program to cover the southern continuity of the 3A and 3F orebodies and to extend the Cuba’s grid towards the west in order to investigate mineralization around old mineral workings and excavations from the time of the Bandeirantes’ expeditions (early gold miners in Minas Gerais in the 1800´s and 1900´s). The southern grid will also help to understand the nature of the induced polarization (IP) anomaly recently discovered along the shear zone that hosts the main Pilar mineralization.

Palmital and Bocaina

As outlined below, the Company has applied for permits for iron minerals in its Palmital and Bocaina gold exploration permits, located 26 km from Itabirito, state of Minas Gerais, Brazil. Jaguar has filed a communication to DNPM declaring the existence of a mineral deposit containing iron, on its gold exploration permits in the Bocaina and Palmital areas, located at approximately 130 meters from the gate to the Corporation’s Palmital gold mine, now under care and maintenance. The access to the area is the same as to the Palmital gold mine.

Jaguar applied for a Guia de Utilização (a mining authorization) with DNPM in April 2014, and a LOP (Licença de Operação para Pesquisa or Exploration License) with SUPRAM (Superintendência de Regularização Ambiental de Minas Gerais), the state environmental agency in July 2014.

Based on the initial exploration activities conducted to date, a talus type of iron minerals deposit, containing hematite, itabirite, and quartz fragments, cemented by limonite, goethite and other iron and clay minerals, has been mapped and surveyed by Jaguar. Seven channel samples were collected from outcrops by Jaguar geologists, and sent to SGS Geosol Laboratórios Ltda., an independent laboratory in Belo Horizonte, Brazil, for screening, sample preparation, and analysis, providing the following results.

Natural Pellet	mE	mS	Altitude (masl)	>6.3mm (%)	Fe (%)	SiO2 (%)	Al2O3 (%)	P (%)	Mn (%)	LOI (%)
CFEPL0001	639,160	7,774,004	1,345	48.81	60.10	1.91	5.27	0.055	0.03	5.97
CFEPL0002	639,251	7,774,141	1,358	48.62	63.10	2.28	3.61	0.064	0.02	3.33
CFEPL0003	639,386	7,774,466	1,401	36.01	55.70	5.16	8.77	0.052	0.08	5.81
CFEPL0004	639,376	7,774,429	1,395	52.44	57.00	2.25	8.60	0.060	0.04	6.75
CFEPL0005	639,333	7,774,354	1,390	58.41	61.10	1.35	5.84	0.070	0.06	5.24
CFEPL0006	639,314	7,774,361	1,384	39.33	61.70	1.31	5.50	0.062	0.03	5.24
CFEPL0007	639,186	7,773,915	1,341	64.33	58.00	3.13	7.02	0.078	0.04	6.55
Average				49.71	59.56	2.41	6.35	0.064	0.04	6.26

Fines	mE	mS	Altitude (masl)	<6.3mm (%)	Fe (%)	SiO2 (%)	Al2O3 (%)	P (%)	Mn (%)	LOI (%)
CFEPL0001	639,160	7,774,004	1,345	51.19	59.20	3.86	5.29	0.055	0.04	5.11
CFEPL0002	639,251	7,774,141	1,358	51.38	53.80	10.5	6.04	0.073	0.02	5.53
CFEPL0003	639,386	7,774,466	1,401	63.99	44.80	15.6	11.60	0.042	0.03	7.05
CFEPL0004	639,376	7,774,429	1,395	47.56	55.80	4.45	8.11	0.057	0.05	6.53
CFEPL0005	639,333	7,774,354	1,390	41.60	57.20	3.41	7.59	0.074	0.04	6.85
CFEPL0006	639,314	7,774,361	1,384	60.67	59.00	2.95	6.34	0.066	0.04	6.16
CFEPL0007	639,186	7,773,915	1,341	35.67	57.30	4.44	6.69	0.083	0.05	6.55
Average				50.29	54.87	6.02	7.24	0.066	0.04	6.26

MD&A – Year ended December 31, 2014

Jaguar Mining |39

The elemental and oxide grades were analyzed by X-ray fluorescence, and loss on ignition (“LOI”) was determined by high temperature ashing. The location of the samples is indicated on the table by their UTM coordinates - Datum Córrego Alegre.  The grades shown are conceptual in nature, and there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the target being delineated as a mineral resource. The Company may conduct further exploration to delineate and evaluate the talus deposit upon receipt of applicable licensing and approvals.

OUTSTANDING SHARE DATA

As at April 10, 2015

Issued and outstanding common shares	111,111,038
Stock options	2,679,735
Deferred Shares Units	1,600,566
Total	115,391,339

ANNUAL REVIEW

Presented below is selected annual information for years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31
($ thousands, except per share amounts)	2014	2013	2012

Gold sales	$116,362	$134,140	$172,430
Gross profit (loss)	(4,590)	12,786	6,143
Net income (loss)	130,863	(249,307)	(84,537)

Basic income (loss) per share	1.69	(251.29)	(86.53)
Diluted income (loss) per share	1.64	(251.29)	(86.53)

Current assets	40,225	44,635	60,310
Total assets	195,264	294,788	503,875
Long-term liabilities	30,210	27,167	268,443
Total liabilities	93,676	388,347	350,072

MD&A – Year ended December 31, 2014

Jaguar Mining |40

NON-IFRS PERFORMANCE MEASURES

The Company has included the following non-IFRS performance measures: cash operating margin per ounce of gold produced, cash operating cost per tonne of ore processed, and cash operating cost per ounce of gold produced, all-in costs per ounce of gold sold and earnings before tax, depreciation and amortization (“EBITDA”) in this document.  These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions of these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

Reconciliation of cash operating costs per ounce sold, all-in sustaining costs, all-in costs per ounce sold

($ thousands, except where indicated)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Cost of production (per statement of income)	$23,508	$22,074	$90,431	$89,304
Cost Adjustment1	(2,859)	-	-	-
Adjusted cost of production	20,649	22,074	90,431	89,304
General & Administration Expenses	2,358	4,718	12,919	16,652
Corporate stock-based compensation	333	10	1,557	356
Sustaining capital expenditures3	5,156	4,175	21,369	22,557
All-in sustaining cash costs	28,496	30,977	126,276	128,869
Reclamation - accretion (operating sites)	236	253	899	1,036
All-in sustaining costs2	$28,732	$31,230	$127,175	$129,905
Non-sustaining capital expenditures3	225	663	1,052	1,288
Exploration and evaluation costs (greenfield)	63	183	280	944
Reclamation - accretion (non-operating sites)	1,692	(2,192)	2,360	(1,639)
Care and maintenance (non-operating sites)	545	588	2,181	2,529
All-in costs2	$31,257	$30,472	$133,048	$133,027
Ounces of gold sold	21,400	22,503	92,264	94,850
Cash operating costs per ounce sold2	$965	$981	$980	$942
All-in sustaining cash cost per ounce sold2	$1,332	$1,377	$1,369	$1,359
All-in sustaining cost per ounce sold2	$1,343	$1,388	$1,378	$1,370
All-in cost per ounce sold2	$1,461	$1,354	$1,442	$1,402
1 Cost adjustment includes any unusual items recorded during the quarter that do not relate to the current quarter's cost of sales.
2 Cash operating costs, all-in sustaining costs and all-in costs are all non-gaap financial performance measures with no standard definition under IFRS. Result may not calculate due to rounding.
3 Capital expenditures are in included in our calculation of all-in sustaining costs and all-in costs.

MD&A – Year ended December 31, 2014

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Cash operating costs per ounce sold, all-in sustaining costs (by mine)

($ thousands, except where indicated)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Turmalina
Cost of production	$9,771	$9,140	$41,471	$38,539
Cost Adjustment1	(1,898)	-	-	-
Adjusted cost of production	7,873	9,140	41,471	38,539
Sustaining capital expenditures	2,398	2,351	9,917	10,608
All-in sustaining costs2	$10,271	$11,491	$51,388	$49,147
Ounces of gold sold	11,243	10,850	47,947	42,611
Cash operating costs per ounce sold2	$700	$842	$865	$904
All-in sustaining cost per ounce sold2	$914	$1,059	$1,072	$1,153

Caeté Complex
Cost of production	$13,738	$12,934	$48,960	$50,765
Cost Adjustment1	(961)	-	-	-
Adjusted cost of production	12,777	12,934	48,960	50,765
Sustaining capital expenditures	2,758	1,824	11,452	11,949
All-in sustaining costs2	$15,535	$14,758	$60,412	$62,714
Ounces of gold sold	10,157	11,653	44,317	52,239
Cash operating costs per ounce sold2	$1,258	$1,110	$1,105	$972
All-in sustaining cost per ounce sold2	$1,529	$1,266	$1,363	$1,201
1 Cost adjustment includes any unusual items recorded during the quarter that do not relate to the current quarter's cost of sales.
2 Cash operating costs and all-in sustaining costs are all non-gaap financial performance measures with no standard definition under IFRS. Result may not calculate due to rounding.

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Reconciliation of Net Income to EBITDA

($ thousands, except where indicated)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Net income (Loss)	$(90,530)	$(166,473)	$130,863	$(249,307)
Income tax expense	(282)	(1,755)	2,728	(349)
Finance costs	3,723	28,046	12,479	54,247
Depreciation and Amortization	7,036	8,092	31,583	33,188
EBITDA	$(80,053)	$(132,090)	$177,653	$(162,221)
Impairment charges	88,938	98,653	88,938	145,487
Changes to legal provisions and Recoverable VAT	(7,877)	30,409	(3,295)	35,172
Stock based compensation	333	10	1,557	356
NRV Adjustment	297	1,310	1,566	3,463
Financial instruments gain	(6,956)	(89)	(272,818)	(5,001)
Adjusted EBITDA	$(5,318)	$(1,797)	$(6,399)	$17,256

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Calculation of cash operating cost per ounce produced

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ thousands, except where indicated)	2014	2013	2014	2013
Consolidated
Production costs per income statement	$23,508	$22,074	$90,431	$89,304
Royalty and CFEM	(944)	(747)	(3,607)	(2,253)
Others Adjustments	(1,044)	(1,029)	(2,107)	(4,148)
Change in inventory	(1,456)	(779)	1,823	344
Operational cost of gold produced	$20,064	$19,519	$86,540	$83,247
Gold produced (ounces)	22,457	21,956	92,057	95,595
Cash operating costs (per ounce produced)	$894	$889	$940	$871

Turmalina Plant				871
Production costs per income statement	$9,771	$9,140	$41,471	$38,539
Royalty and CFEM	(779)	(541)	(2,844)	(2,558)
Others Adjustments	(583)	-	(1,832)	(493)
Change in inventory	(499)	(8)	(1,443)	859
Operational cost of gold produced	$7,910	$8,591	$35,352	$36,347
Gold produced (ounces)	12,067	10,451	47,968	43,425
Cash operating costs (per ounce produced)	$656	$822	$737	$837

Caeté Plant
Production costs per income statement	$13,738	$12,934	$48,960	$50,765
Royalty and CFEM	(165)	(206)	(763)	305
Others Adjustments	(461)	(1,310)	(275)	(3,655)
Change in inventory	(957)	(485)	3,265	(514)
Operational cost of gold produced	$12,155	$10,933	$51,187	$46,901
Gold produced (ounces)	10,389	11,505	44,089	52,170
Cash operating costs (per ounce produced)	$1,170	$950	$1,161	$899
1 Cash operating costs, all-in sustaining costs and all-in costs are all non-gaap financial performance measures with no standard definition under IFRS.

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CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period.  Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the assessment of recoverability of the carrying amount of property, plant, and equipment and mineral exploration projects, valuation of recoverable taxes, deferred tax assets and liabilities, reclamation provisions, derivatives, liabilities associated with certain long-term incentive plans, measurement of inventory, provisions for legal actions and contingencies and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain.  Changes in those estimates could materially impact the Company’s annual audited consolidated financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized are discussed in Note 3 of the Company’s December 31, 2014 annual audited consolidated financial statements which are available on SEDAR and EDGAR and this annual MD&A.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The accounting policies applied in the consolidated financial statements as at December 31, 2014 are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2013, with the exception of the following standards and interpretations adopted in 2014:

•
IFRIC 21 – Levies (“IFRIC 21”) - In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21 – Levies. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, and is to be applied retrospectively. The adoption of IFRIC 21 had no material impact on the Company’s audited consolidated financial statements.

•
IAS 32 – Offsetting of Financial Instruments (“IAS 32”) - The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. There was no material impact on the Company’s audited consolidated financial statements upon adoption of these amendments.

•
IAS 36 - Impairments of Assets (“IAS 36”) was amended by the IASB in May 2013 to clarify the requirements to disclose the recoverable amounts of impaired assets and require additional disclosures about the measurement of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. There was no impact on the Company’s audited consolidated financial statements upon adoption of these amendments.

The following are new pronouncements approved by the IASB. These new standards are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods:

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•
IFRS 9 Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. IFRS 9 also amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and derecognition of financial instrument.

The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

•
IFRS 15 Revenue from Contracts with Customers was issued by IASB in May 2014.  It specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. The impact of IFRS 15 on the Company’s consolidated financial statements has not yet been determined.

GLOSSARY OF TERMS

DEVELOPMENT: Work carried out for the purposes of opening up a mineral deposit.  In an underground mine this includes shaft sinking, crosscutting, drifting and raising.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DRILLING:
Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays.  This is used in mineral exploration.
In-fill/definition: method of drilling intervals between existing holes used to provide greater geological detail and to establish reserves estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work in search of a new ore body.

GRADE: The amount of metal in each tonne of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.
Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).
Mill-head grade: metal content of mined ore going into a mill for processing.
Average recovered grade: adjusted mill-head grade i.e. actual metal content of ore determined after final processing.

MILL: a processing facility where ore is finely ground and undergoes physical or chemical treatment to extract valuable metals.

ORE: Rock containing metallic or non-metallic minerals which can be processed for recovery.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore.  It is generally stated as a percentage of the material recovered compared to the total material originally present.

TAILINGS: The material that remains after all economic recoverable metals have been removed from the ore during processing.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (as such term is defined under rules adopted by the U.S. Securities Exchange Commission and National Instrument 52-109 as issued by the Canadian Securities Administrator).  Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes during the year ended December 31, 2014 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal controls over financial reporting.  The Company’s management has attested to its internal controls over financial reporting for the year ended December 31, 2014.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company’s future objectives, Measured and Indicated Mineral Resources, Proven and Probable Mineral reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in mineral reserves.  Forward-Looking Statements can be identified by the use of words such as, “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project delays and cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of civil insurrection, labour strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A.  The Company anticipates that subsequent events and developments may cause the Company’s views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2014, filed on SEDAR and available at www.sedar.com.  Further information about the Company is available on its corporate website at www.jaguarmining.com.

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CAUTIONARY NOTE TO U.S. INVESTORS

The disclosure in this MD&A and documents incorporated by reference has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

Unless otherwise indicated, all mineral reserves and mineral resources estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM classification system.  NI 43-101 is a rule developed by the Canadian Securities Administrators (“CSA”) that establishes standards for all public disclosure a Canadian issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”), and mineral reserve and mineral resource information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Annual Information Form uses the terms “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources.” U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.  Under U.S. standards, mineralization may not be classified as a “Mineral Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made. U.S. investors are cautioned not to assume that any part of the “Measured Mineral Resource” or “Indicated Mineral Resource” will ever be converted into a “Mineral Reserve.”  U.S. investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of “Inferred Mineral Resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Disclosure of “contained ounces” in a Mineral Resource is also permitted disclosure under Canadian securities laws.  However, the SEC normally only permits issuers to report mineralization that does not constitute “Mineral Reserves” by SEC standards as in-place tonnage and grade, without reference to unit measures.  The requirements of NI 43-101 for identification of “Mineral Reserves” are also not the same as those of the SEC, and Mineral Reserves reported in compliance with NI 43-101 may not qualify as “Mineral Reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth may not be comparable with information made public by companies that report in accordance with U.S. standards.

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CORPORATE DIRECTORY

BOARD OF DIRECTORS

Richard D. Falconer(1)(3) Chairman
George M. Bee
Edward V. Reeser(1)(2)(3)(4)
Luis R. Miraglia(2)(4)
Stephen Hope(1)(2)(4)
Jared Hardner(3)
Robert J. Chadwick (4)

(1).  Audit & Risk Committee
(2)  Governance, Compensation and Nominating Committee
(3)  Safety, Environmental, Technical & Reserves Committee
(4) Special Committee

OFFICERS AND SENIOR MANAGEMENT

George M. Bee
Chief Executive Officer

Derrick H. Weyrauch
Chief Financial Officer

Jim Healy
Vice President, Development

Hashim Ahmed
Vice President, Controller

Cintia Zanellato
Corporate Secretary and General Counsel

PRINCIPAL EXECUTIVE OFFICE

67 Yonge Street, Suite 1203
Toronto, ON  M5E 1J8
Canada

Phone: (416) 628-9601
Fax: (647) 494-8885
Website: www.jaguarmining.com

ADMINISTRATIVE OFFICES

Rua Levindo Lopes, 323 - Funcionários
CEP 30140-170 - Belo Horizonte
Brazil

REGISTERED OFFICE

67 Yonge Street, Suite 1203
Toronto, ON   M5E 1J8
Canada

AUDITORS

KPMG LLP
Toronto, ON, Canada

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP
Toronto, ON, Canada

Azevedo Sette Advogados
Belo Horizonte, MG, Brazil

BANKS

HSBC
Toronto, ON, Canada

Royal Bank of Canada
Toronto, ON, Canada

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON  M5J 2Y1
Canada
Phone: 1 (800) 564-6253
Fax: 1 (866) 249-7775
Email: service@computershare.com

EXCHANGE LISTING

TSX-V: “JAG”

MD&A – Year ended December 31, 2014	Jaguar Mining Inc. | 49